SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc: Acquisition of AIA Pt4

APPENDIX V: THREE YEAR RESULTS FOR THE AIA GROUP

The following is a summary of certain information that has been derived from AIA Group's unaudited results of operations.  This information has not been audited and is subject to completion and issuance of the AIA Group's audited financial statements.  In addition, the AIA Group's financial information has not been prepared in accordance with Prudential's accounting policies and is not directly comparable to Prudential's financial information.

OVERVIEW

Overview of the Business

The AIA Group is a leading life insurance organisation in Asia Pacific that traces its roots in the region back more than 90 years. It provides individuals and businesses with products and services for their evolving insurance, protection, savings, investments and retirement needs. As of 30 November 2009, the AIA Group had approximately 23,500 employees serving the holders of its more than 23 million in-force policies and more than 10 million participating members of its clients for group life, medical, credit life coverage and pension products. Since 1931 the AIA Group has been building a tied agency force that spans the Asia Pacific region from developed urban centres to rural areas. As of
30 November 2009
, the AIA Group's tied agency force consisted of more than 320,000 agents. More recently, it has expanded, and continues to expand, its other distribution channels, particularly bancassurance and direct marketing, to create a multi-channel distribution platform that is tailored to the unique characteristics of its geographical markets. The AIA Group derives all of its premiums from its 15 geographical markets across the Asia Pacific region. Its individual local operating units are significant businesses in their own right, with Hong Kong, Singapore and Thailand each generating more than USD350 million of operating profit in FY 2009. At the same time, the AIA Group's business is well diversified with no more than 25 per cent. of TWPI arising from any one geographical market in FY 2008 and FY 2009.

Financial Overview of the Business

The AIA Group had TWPI and operating profit before tax of USD11,632 million and USD1,835 million, respectively, in FY 2009, USD12,203 million and USD1,943 million, respectively, in FY 2008 and USD11,358 million and USD1,742 million, respectively, in FY 2007. Applying the average U.S. dollar exchange rates for a particular fiscal year to results reported in local currency for the previous fiscal year, which it refers to as "on a constant exchange rate basis", the increase in TWPI from FY 2008 to FY 2009 was 1.1 per cent. and the increase in TWPI from FY 2007 to FY 2008 was 6.7 per cent.

The AIA Group evaluates its financial results on a geographical market basis. Its business provides life insurance, A&H insurance, and pension and annuity products to customers in each of its geographical markets. The AIA Group's reporting segments are categorised as follows: (i) each Key Market; (ii) combined results for Other Markets; and (iii) Corporate and Other reporting segment. The Key Markets consist of the individual results of: Hong Kong (including Macau); Thailand; Singapore (including Brunei); Korea; Malaysia; and China. The Other Markets segment consists of the combined results of: Australia, the Philippines, Indonesia, Vietnam, Taiwan and New Zealand, and the AIA Group's interest in its joint venture in India. The Corporate and Other segment includes the AIA Group's corporate functions, shared services, and elimination of intragroup transactions.

The AIA Group's reporting segments had the following results:

	Year ended 30 November
	2007	2008	2009	2007	2008	2009
	(in US$ millions)
	TWPI			Operating profit/(loss) (1)
Hong Kong	2,845	2,916	2,861	408	590	698
Thailand.....................................................................................	2,164	2,351	2,373	401	424	358
Singapore...................................................................................	1,514	1,641	1,524	348	333	356
Malaysia.....................................................................................	667	727	707	123	123	150
China..........................................................................................	806	934	1,018	122	85	89
Korea..........................................................................................	2,178	2,268	1,759	269	281	81
Other Markets(2)	1,184	1,366	1,390	170	188	191
Corporate and Other...	-	-	-	(99)	(81)	(88)
Total....................................................................	11,358	12,203	11,632	1,742	1,943	1,835

(1)       Operating profit/(loss) is stated before the effect of tax.
(2)       The results the AIA Group's interest in its joint venture in India are reflected in operating profit of the Other Markets reporting segment, but are not included in TWPI because the AIA Group accounts for this interest using the equity method.

Major Factors Affecting the AIA Group's Financial Condition and Results of Operations

The AIA Group's financial condition and results of operations, as well as the comparability of its results of operations between periods, are affected by a number of factors, including: (i) economic conditions and demographic fundamentals in the Asia Pacific region; (ii) fluctuations in market interest rates and credit risk; (iii) fluctuations in equity markets; (iv) fluctuations in foreign exchange rates; (v) regulatory environment; (vi) customer sentiment and policyholder behaviour; (vii) claims experience; (viii) product mix and multi-channel distribution; and (ix) competition in its geographical markets.

Economic Conditions and Demographic Fundamentals in the Asia Pacific Region

The Asia Pacific region's economic growth trends, household savings rates, demographic profiles and life insurance penetration rates are some of the key factors affecting the performance of the region's life insurance industry. The AIA Group believes that the scale of its business, breadth of its product offering and diversity of its geographic coverage across the Asia Pacific region will enable it to benefit from the continued growth in the region's life insurance industry, adapt to changing customer and market needs and diversify its risk profile. Conversely, if the economic conditions in the Asia Pacific region deteriorate, or the impact on the AIA Group's business is different from what it expects, its business may be materially and adversely affected.

Fluctuations in Market Interest Rates and Credit Risk

The AIA Group is affected by fluctuations in market interest rates as a substantial portion of its investment portfolio is held in debt securities, in particular long-term fixed income government securities. Movements in interest rates may affect the level and timing of recognition of gains and losses on debt securities and other investments held in its investment portfolio. A sustained period of lower interest rates would generally reduce the investment yield of the AIA Group's investment portfolio over time as higher yielding investments mature or are redeemed and proceeds are reinvested in new investments with lower yields. However, declining interest rates would also increase realised and unrealised gains on its existing investments. Conversely, rising interest rates should, over time, increase its investment income, but may reduce the market value of its investment portfolio. The AIA Group's holding of debt securities also exposes it to corporate, sovereign and other credit risk.

In addition, interest rate risk arises from the AIA Group's insurance and investment contracts with guaranteed features. These contracts carry the risk that interest income from the financial assets backing the liabilities are insufficient to fund the guaranteed benefits payable as interest rates fall or fail to meet customer expectations for participating products. In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. This trend may result in cash payments by the AIA Group requiring the sale of invested assets at a time of declining prices, which may result in realised losses.

Fluctuations in Equity Markets

Fluctuations in equity markets may affect the AIA Group's investment returns and sales of investment linked products. Its exposure to equity markets is significantly less than its exposure to debt markets, with equity securities representing  only 6.4 per cent. per cent. of the total carrying value of other policyholder and shareholder financial investments as of 30 November 2009. Other policyholder and shareholder investments form 17.9 per cent. of the total fair value of the AIA Group's equity securities as of 30 November 2009. The investment risk in respect of investments held to back investment-linked contracts is borne wholly by investment-linked contract holders whereas the investment risk associated with investments held by participating funds is shared between policyholders and AIA's shareholders..

Sales of investment-linked products typically decrease in periods of protracted or steep declines in equity markets and increase in periods of rising equity markets. In the AIA Group's experience, customers are generally reluctant to commit to new investment-linked savings products in times of uncertainty or market volatility, although some customers with regular premium paying policies may choose to maintain their payments of regular premiums as markets decline, following a strategy of dollar cost averaging. Policy loans, surrenders and withdrawals may increase at times of declining equity markets. This trend may result in cash payments by the AIA Group requiring the sale of invested assets at a time when prices are depressed, which may result in realised investment losses. Lower investment returns for investment-linked contracts would also reduce the asset management and other fees earned by the AIA Group, certain of which are based on the account balance of these contracts.

Fluctuations in Foreign Exchange Rates

The AIA Group's business spans 15 geographical markets in the Asia Pacific region. As each of its operating units operates largely in its local currency, the AIA Group faces foreign exchange rate risk arising from the conversion of the functional currencies of its local operations to its reporting currency, the U.S. Dollar. In addition, this means that profits generated in local currencies by its operating units must be converted to U.S. Dollars at the exchange rate in effect on the date at which they are repatriated to AIA.

The AIA Group's exposure to foreign exchange rate risk in each operating unit is partially mitigated because assets and liabilities in the local functional currency of each operating unit are usually matched. Premiums and deposits are largely received in the local functional currency, insurance and investment contract liabilities are largely determined in that currency and operating units typically invest in assets denominated in that currency to match insurance and investment contract liabilities. In addition, the AIA Group undertakes hedging activities to further mitigate its foreign exchange exposure to certain operating units, in particular Thailand, Singapore and Korea.

On a local operating unit level, foreign exchange rate risk could arise from transactions denominated in currencies that are different from the functional currency of the operating unit. For example, despite a significant increase in annuity surrenders in Korea in the fourth quarter of FY 2008, the AIA Group chose to maintain its investment in a portfolio of U.S. Dollar denominated assets originally held to back the annuity business, thereby creating a temporary currency mismatch that resulted in an underlying currency exposure to U.S. Dollars in its Korean operating unit.

In addition, there have been significant fluctuations in the exchange rate between the Korean Won and U.S. Dollar between FY 2007 and FY 2009. The average exchange rate of Korean Won to U.S. Dollar depreciated from 929.37 in FY 2007 to 1,047.12 in FY 2008 and further depreciated to 1,287.00 in FY 2009 which has had an adverse impact on the AIA Group's reported financial results.

Regulatory Environment

The AIA Group is subject to the regulatory oversight of a number of financial services, insurance, securities and related regulators. These regulators have broad authority over its business, including its capital requirements, where it is authorised to operate and its ability to enter certain lines of business, expand its operations, offer new products, enter into distribution arrangements and declare dividends. These regulators oversee the AIA Group's operations in each of the geographical markets in which it operates and, as a result of this broad and diverse oversight, the AIA Group is occasionally subject to overlapping, conflicting and/or expanding regulation. Its effort to comply with changes in regulations may lead to increased operating and administrative expenses. In addition, pursuant to the insurance laws, rules and regulations of the various geographical markets in which it operates, the AIA Group is restricted to a specified range of investment activities. These restrictions may limit the AIA Group's ability to diversify investment risks and improve returns on its investment portfolio, thereby impacting its results of operations. Furthermore, the AIA Group is subject to the tax regime of each geographical market in which it operates. If the tax regime, or the application of the tax regime to the AIA Group, changes, its tax liabilities in each of these geographical markets could also materially change.

Customer Sentiment and Policyholder Behaviour

As an insurer with a long-established track record, a significant portion of the AIA Group's business is on a recurring premium basis, which has given it a recurring as well as growing revenue stream of renewal premiums over time. However, customer sentiment and actual policyholder behaviour (such as policy take-up rates, premium holidays, lapses and surrenders) may differ from the AIA Group's expectations due to factors that are outside of its control. In particular, persistency varies over time and from one type of product to another. Persistency measures the proportion of customers who continue to maintain their policies with the AIA Group, which the AIA Group calculates by reference to the percentage of insurance policies remaining in-force from month to month, as measured by premiums. Factors that cause policy take-up, lapses and surrender rates to vary over time include changes in investment performance of the assets underlying the contract (in the case of investment linked contracts), changes in the rate of policyholder dividends declared relative to competitors, regulatory changes that make alternative products more attractive, customer perception of the insurance industry in general and the AIA Group in particular, and general economic conditions in each of its Key Markets. These factors can cause its results of operations and the value of its business to fluctuate from year to year.

For example, the decline in Asian and global equity markets in the second half of 2008 resulted in lower demand for the AIA Group's investment-linked contracts, while demand for protection-based contracts increased in some of its Key Markets. Customers may also perceive particular value in investment linked contracts with guaranteed features at times of low market interest rates and thus lapses may be less than expected.

Claims Experience

The AIA Group's results are affected by its claims experience, which may vary from the assumptions that the AIA Group makes both when it designs and prices its products and when it calculates its insurance contract liabilities. Claims experience varies over time and from one type of product to another, and may be impacted by specific events and changes in macroeconomic conditions, population demographics, mortality, morbidity and other factors.

Product Mix and Multi-Channel Distribution

The AIA Group designs and distributes a broad range of insurance products. The performance of AIA's businesses, and the revenue it generates, are affected by its ability to deliver the most suitable products to its targeted customer segments through multiple distribution channels in each of its Key Markets on a timely basis. In addition to customer demand, the AIA Group takes into account various factors when determining its optimal product mix, including product price and margin, flexibility and product features, marketing and distribution arrangements, brand and name recognition, as well as the risk profile of its insurance liabilities, at both the group and operating unit level. Its ability to expand and build alternative distribution channels, including bancassurance, direct marketing and IFA/brokerage channels, may impact the performance of the AIA Group's businesses.

Competition in the AIA Group's Geographical Markets

Competition may negatively impact the AIA Group's business and future business prospects by reducing its market share in the geographical markets in which it operates, decreasing its margins and spreads, increasing its policy acquisition costs and operating expenses and reducing the growth of its customer base. Its competitors include insurance companies, mutual fund companies, banks and investment management firms.

Revenues, Expenses and Profitability

The AIA Group derives its revenues primarily from:
.
insurance premiums from the sale of life insurance policies and annuity contracts, as well as A&H insurance products;
.
policy fees for its investment-linked products; and
.
investment returns from its investment portfolio.

The AIA Group's expenses consist primarily of:
.
the change in insurance and investment contract liabilities;
.
insurance and investment benefits, and claims paid to policyholders;
.
commission and other acquisition expenses;
.
operating expenses, including employee salaries and benefits, information technology, advertising, marketing, training, rental, depreciation and amortisation;
.
investment management expenses and finance costs; and
.
restructuring and separation costs.

The AIA Group's profitability depends mainly on its ability to: (i) attract new customers; (ii) retain existing customers; (iii) price and manage risk on insurance products; (iv) manage its investment portfolio; and (v) control its expenses. Specific drivers of its profitability include:
.
its ability to design and distribute products and services that meet market needs and are delivered on a timely basis;
.
its ability to manage persistency. Maintaining a high level of persistency is important to the AIA Group's financial results, as a large block of in-force policies provides it with recurring revenues in the form of renewal premiums. In addition, its ability to convert first year premiums into renewal premiums - thereby increasing the number of in-force policies - is an important factor affecting the AIA Group's financial condition and results of operations, as well as the long-term growth of its revenues and profitability;
.
its ability to price its insurance products at a level that enables it to earn a margin over the cost of providing benefits and the expense of acquiring new policies and administering those products. The adequacy of the AIA Group's product pricing is, in turn, primarily a function of:
−    its mortality and morbidity experience on individual and group insurance;
−    the adequacy of its methodology for underwriting insurance policies and establishing reserves for future policyholder benefits and claims; and
−    the extent to which its actual expenses and investment performance meet assumptions;
.
its ability to actively manage its investment portfolio to earn an acceptable return while managing liquidity, credit and duration risks in its asset and policy portfolios through asset liability management; and
.
its ability to control expenses in order to maintain the target margins for its insurance products.

BASIS OF PRESENTATION

The AIA Group was formed following the combination of the branches and subsidiaries of AIA Limited, AIA's chief operating subsidiary, with certain of the Asia Pacific life insurance operations of the AIG Group. AIA is the parent company of the AIA Group and is referred to throughout this section as AIA. The AIA Group reorganisation and business combinations arising from transfers of interests in entities that are under the common control of AIG throughout all periods presented in the Financial Information have been accounted for as if they had occurred at the beginning of the earliest period presented. Accordingly, the Financial Information presents the results of operations of the AIA Group as if it had been in existence throughout the period from 1 December 2006 to date.

The AIA Group has also identified certain accounting policies that are significant to the preparation of its financial information.

Operating Profit and Operating Profit After Tax

Operating profit and operating profit after tax are key measures of the performance of each of the AIA Group's reportable segments, as well as at the AIA Group level.

The AIA Group's operating profit is stated before tax and non-controlling interests and excludes the following non-operating items: (i) investment experience (which consists of realised gains and losses, foreign exchange gains and losses, impairments and unrealised gains and losses on investments held at fair value through profit or loss); (ii) investment income related to investment-linked contracts (consisting of dividends, interest income and rental income); (iii) investment management expenses related to investment-linked contracts; (iv) corresponding changes in insurance and investment contract liabilities in respect of investment-linked contracts and participating funds and changes in third party interests in consolidated investment funds resulting from the above; and (v) other significant items it considers to be non-operating income and expenses. IFRS recognises that an entity may elect to disclose in its financial statements the results of operating activities or a similar line item, even though this term is not defined in IFRS.

While these excluded non-operating items are significant components in the AIA Group's profit, the AIA Group considers that the presentation of operating profit enhances the understanding and comparability of its performance and that of its operating segments. It considers that trends can be more clearly identified without the fluctuating effects of these non-operating items, many of which are largely dependent on market factors.  Operating profit after tax is the amount attributable to shareholders of AIA, after deducting non-controlling interests. The terms "operating profit" and "operating profit after tax" are used consistently with these meanings throughout this section " - Financial Information".

Operating profit and operating profit after tax are provided as additional information to assist in the comparison of business trends in different reporting periods on a consistent basis, and enhance overall understanding of the AIA Group's current financial performance and prospects for the future. Operating profit and operating profit after tax form part of its results of operations presented in accordance with IFRS, but should not be considered a substitute for or superior to net profit presented in accordance with IFRS.  In addition, the AIA Group's calculation of operating profit and operating profit after tax may be different from the calculation used by other companies, and therefore comparability may be limited.

Net Profit

Net profit is the profit for the year attributable to shareholders of AIA, after deducting taxes and non-controlling interests. The term "net profit" is used consistently with this meaning throughout this section "- Financial Information".

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial information requires the AIA Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated financial information. The AIA Group considers its critical accounting policies to be those accounting policies where a diverse range of accounting treatments is permitted by IFRS and significant judgments and estimates are required. The critical accounting policies adopted are described below.

Product Classification

IFRS 4, Insurance Contracts, requires contracts written by insurers to be classified either as insurance contracts or investment contracts, depending on the level of insurance risk. Insurance contracts are those contracts that transfer significant insurance risk, while investment contracts are those contracts without significant insurance risk. Some insurance and investment contracts, which the AIA Group refers to as participating business, have discretionary participation features ("DPF"), which may entitle the customer to receive, as a supplement to guaranteed benefits, additional non-guaranteed benefits, such as policyholder dividends or bonuses. The AIA Group applies the same accounting policies for the recognition and measurement of obligations arising from investment contracts with DPF as it does for insurance contracts.

Accordingly, the AIA Group performs a product classification exercise covering its portfolio of contracts to determine the classification of contracts to these categories. Product classification requires the exercise of significant judgment to determine whether there are scenarios (other than those lacking commercial substance) in which an insured event would require the AIA Group to pay significant additional benefits to its customers. In the event that it has to pay significant additional benefits to its customers, the contract is accounted for as an insurance contract. For investment contracts that do not contain DPF, IAS 39, Financial Instruments: Measurement and Recognition, and, if the contract includes an investment management element, IAS 18, Revenue Recognition, are applied. IFRS 4 permits the continued use of previously applied accounting policies for insurance contracts and investment contracts with DPF, and this basis has been adopted by the AIA Group in accounting for such contracts.

The judgments exercised in determining the level of insurance risk deemed to be significant in product classification affect the amounts recognised in the AIA Group's consolidated financial information as insurance and investment contract liabilities and deferred acquisition and origination costs.

Insurance Contract Liabilities (including liabilities in respect of investment contracts with DPF)

IFRS 4 permits a wide range of accounting treatments to be adopted for the recognition and measurement of insurance contract liabilities, including liabilities in respect of insurance and investment contracts with DPF. The AIA Group calculates insurance contract liabilities for traditional life insurance using a net level premium valuation method, whereby the liability represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected from policyholders. This method uses best estimate assumptions adjusted for a provision for the risk of adverse deviation for mortality, morbidity, expected investment yields, policyholder dividends (for other participating business), surrenders and expenses set at the policy inception date. These assumptions remain locked in thereafter, unless a deficiency arises on liability adequacy testing. Interest rate assumptions can vary by country, year of issuance and product. Mortality, surrender and expense assumptions are based on actual experience by each geographical market, modified to allow for variations in policy form. The AIA Group exercises significant judgment in making appropriate assumptions.

For contracts with an explicit account balance, such as universal life and investment-linked contracts, insurance contract liabilities represent the accumulation value, which represents premiums received and investment returns credited to the policy less deductions for mortality and morbidity costs and expense charges. The AIA Group exercises significant judgment in making appropriate assumptions of estimated gross profits, which are also regularly reviewed by the AIA Group.
Participating business, consisting of contracts with DPF, is distinct from other insurance and investment contracts as the AIA Group has discretion as to either the amount or the timing of the benefits declared. In some geographical markets, participating business is written in a participating fund which is distinct from the other assets and liabilities of the operating unit or branch. The allocation of benefits from the assets held in such participating funds is subject to minimum policyholder participation mechanisms which are established by applicable regulations. The extent of such policyholder participation may change over time.

The AIA Group accounts for insurance contract liabilities for participating business written in participating funds by establishing a liability for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders. In addition, an insurance liability is recorded for the proportion of the net assets of the participating fund that would be allocated to policyholders assuming all relevant surplus at the date of the consolidated statement of financial position were to be declared as a policyholder dividend based upon applicable regulations. Establishing these liabilities requires the exercise of significant judgment. In addition, the assumption that all relevant performance is declared as a policyholder dividend may not be borne out in practice. The AIA Group accounts for other participating business by establishing a liability for the present value of guaranteed benefits and non-guaranteed participation, less estimated future net premiums to be collected from policyholders.

The judgments exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the AIA Group's consolidated financial information as insurance contract benefits and insurance contract liabilities.

Deferred Policy Acquisition and Origination Costs

The costs of acquiring new insurance contracts, including commission, underwriting and other policy issue expenses, which vary with and are primarily related to the production of new business or renewal of existing business, are deferred as an asset. Deferred acquisition costs are subject to assessment of recoverability at the time of policy issue to ensure that these costs are recoverable out of the estimated future margins to be earned on the policy. Deferred acquisition costs ("DAC") are assessed for recoverability at least annually thereafter. Future investment income is also taken into account in assessing recoverability. To the extent acquisition costs are not considered to be recoverable at inception or thereafter, these costs are expensed in the consolidated income statement.

Deferred acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless a deficiency occurs when performing liability adequacy testing.

Deferred acquisition costs for universal life and investment-linked contracts are amortised over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrenders, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. The interest rate used to compute the present value of revised estimates of expected gross profits is based on the AIA Group's estimate of the investment performance of the assets held to match these liabilities. Estimated gross profits are revised regularly. Deviations of actual results from estimated experience are reflected in the AIA Group's earnings. The expensing of acquisition costs is accelerated following adverse investment performance. Likewise, in periods of favourable investment performance, previously expensed acquisition costs are reversed, not exceeding the amount initially deferred.

The costs of acquiring investment contracts with investment management services, including commissions and other incremental expenses directly related to the issue of each new contract, are deferred and amortised in line with revenue generated by the investment management service provided. Such deferred origination costs are tested for recoverability at each reporting date. The costs of acquiring new investment contacts without investment management services are included as part of the effective interest rate used to calculate the amortised cost of the related investment contract liabilities.
The judgments exercised in the deferral and amortisation of policy acquisition and origination costs affect amounts recognised in the AIA Group's consolidated financial information as deferred acquisition and origination costs and insurance and investment contract benefits.

Liability Adequacy Testing

The AIA Group evaluates the adequacy of its insurance and investment contract liabilities at least annually. Liability adequacy is assessed by portfolio of contracts in accordance with its manner of acquiring, servicing and measuring the profitability of its insurance contracts. It performs liability adequacy testing separately for each geographical market.

For traditional life insurance contracts, the insurance contract liabilities, reduced by DAC and value of business acquired on acquired insurance contracts, are compared with the gross premium valuation calculated on a best estimate basis, as of the valuation date. If there is a deficiency, the unamortised balance of DAC and value of business acquired on insurance contracts are written down to the extent of the deficiency. If, after writing down DAC to nil (for the specific portfolio of contracts) a deficiency still exists, the net liability is increased by the amount of the remaining deficiency. No such deficiency arose in FY 2009, FY 2008 or FY 2007.

For universal life and investment contracts, DAC, net of unearned revenue liabilities, is compared to estimated gross profits. If a deficiency exists, the DAC asset is written down.

Significant judgment is exercised in determining the level of aggregation at which liability adequacy testing is performed and in selecting best estimate assumptions. The judgments exercised in liability adequacy testing affect amounts recognised in the AIA Group's consolidated financial information as commission and other acquisition expenses, DAC and insurance contract benefits and insurance and contract liabilities.

Financial Investments

Financial Investments at Fair Value Through Profit or Loss

The AIA Group designates financial assets at fair value through profit or loss if this eliminates or reduces an accounting mismatch between the recognition and measurement of its assets and liabilities, or if the related assets and liabilities are actively managed on a fair value basis. This is the case for:
.
financial assets held to back investment-linked contracts and held by participating funds;
.
financial assets managed on a fair value basis; and
.
compound instruments containing an embedded derivative which would otherwise require bifurcation.

Available for Sale Financial Assets

The available for sale category of financial assets is principally used for the AIA Group's holding of shares in the AIG Group and its portfolio of debt securities (other than those backing participating fund liabilities and investment linked contracts). Available for sale financial assets are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Changes in the fair value of available for sale securities, except for impairment losses and foreign exchange gains and losses on monetary items, are recorded in a separate fair value reserve within total equity, until such securities are disposed of.

The classification and designation of financial investments at fair value through profit or loss, or as available for sale, determines whether movements in fair value are reflected in the AIA Group's consolidated income statement or in its consolidated statement of comprehensive income respectively.

Fair Values of Financial Assets

The AIA Group determines the fair values of financial assets traded in active markets using quoted bid prices as of each reporting date. The fair values of financial assets that are not traded in active markets are typically determined using a variety of other valuation techniques, such as prices observed in recent transactions and values obtained from current bid prices of comparable investments. More judgment is used in measuring the fair value of financial assets for which market observable prices are not available or are available only infrequently. As of 30 November 2009, financial assets with a total fair value of USD15,163 million, or 22.0 per cent., of the AIA Group's financial investments, were valued based upon quoted prices in active markets, while financial assets with a total fair value of USD52,784 million, or 76.7 per cent. of its financial investments, were valued based on observable inputs other than market prices.

Changes in the fair value of financial assets held by the AIA Group's participating funds affect not only the value of financial assets, but are also reflected in corresponding movements in insurance and investment contract liabilities, as an insurance liability is recorded for the proportion of the net assets of the participating funds that would be allocated to policyholders if all relevant surplus at the date of the consolidated statement of financial position were to be declared as a policyholder dividend based on current local regulations. Both of the foregoing changes are reflected in the consolidated income statement.

Changes in the fair value of financial assets held to back the AIA Group's investment-linked contracts result in a corresponding change in insurance and investment contract liabilities. Both of the foregoing changes are also reflected in its consolidated income statement.

Impairment of Financial Assets
Financial assets, other than those at fair value through profit or loss, are assessed for impairment regularly. This requires the exercise of significant judgment. A financial investment is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the investment. The AIA Group recognised impairment losses of USD67 million in FY 2009, USD142 million in FY 2008 and nil in FY 2007.

KEY PERFORMANCE INDICATORS

Overview
The AIA Group believes the following performance measures are the key indicators of its performance. The table below provides a breakdown of the key performance indicators of the AIA Group presented on a consistent basis for the three years ended 30 November 2009, followed by a brief description of each performance indicator.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions, except ratios)

TWPI.	11,358	12,203	11,632

Investment income(1) .........................................................................................................	2,706	3,144	3,059
Operating expenses ...........................................................................................................	962	1,089	981
Operating profit..................................................................................................................	1,742	1,943	1,835
Operating profit after tax..................................................................................................	1,270	1,588	1,438
Net profit..............................................................................................................................	1,914	408	1,754

Ratios(2) :
Expense ratio.............................................................................................................	8.5%	8.9%	8.4%
Operating margin.....................................................................................................	15.3%	15.9%	15.8%
Operating return on allocated equity...................................................................	13.7%	15.1%	12.0%
Net return on equity................................................................................................	14.7%	3.7%	14.7%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Definitions of key performance indicators are set forth in the section headed "- Definitions of KPIs" below.

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

TWPI was USD11,632 million in FY 2009, a 4.7 per cent. decrease compared to FY 2008. This decrease was influenced by foreign currency movements; on a constant exchange rate basis, TWPI increased by 1.1 per cent. over the period. Renewal premiums represented 84.1 per cent. of TWPI in FY 2009 compared with 80.5 per cent. in FY 2008. Despite growth in most of its geographical markets, operating profit decreased 5.6 per cent. to USD1,835 million in FY 2009 compared with USD1,943 million in FY 2008, due to the effects of the depreciation of most of the currencies in the Asia Pacific region, other than the Renminbi, against the U.S. Dollar. Of the geographical markets in which the AIA Group operates, the most significant impact of local currency depreciation was in Korea, where the average Korean Won exchange rate depreciated against the U.S. Dollar by 22.9 per cent. between FY 2008 and FY 2009, from 1,047.12 Korean Won to 1 U.S. Dollar in FY 2008 to 1,287.00 Korean Won to 1 U.S. Dollar in FY 2009. On a constant exchange rate basis, the decrease in operating profit was 0.1 per cent. over the period. Factors affecting the profitability of each of the geographical markets are discussed in greater detail in "- Segmental Information" in this section. The AIA Group's expense ratio decreased to 8.4 per cent. in FY 2009 compared with 8.9 per cent. in FY 2008 due to expense reduction from operational efficiency initiatives, and in spite of further investments in strategic initiatives, such as broadening its distribution capability, which increased by 148.0 per cent. from USD25 million in FY 2008 to USD62 million in FY 2009. The AIA Group's operating margin was 15.8 per cent. in FY 2009, a slight decrease from 15.9 per cent. in FY 2008. Operating return on allocated equity declined to 12.0 per cent. in FY 2009 compared with 15.1 per cent. in FY 2008, primarily reflecting the growth of its capital base between FY 2008 and FY 2009, in the absence of significant dividends in FY 2009. Net profit increased by 329.9 per cent. to USD 1,754 million in FY 2009 compared with USD408 million in FY 2008, driven in part by the increase in non-operating investment return to a net positive of USD665 million in FY 2009 compared with a net negative of USD2,412 million in FY 2008. The increase in non-operating investment return in FY 2009 compared with FY 2008 contributed to a significant improvement in the AIA Group's net profit and its net return on equity, which increased to 14.7 per cent. in FY 2009 compared with 3.7 per cent. in FY 2008. Excluding the effects of its securities lending activities, from which it withdrew in FY 2009, the AIA Group's non-operating investment return would have been a net positive of USD802 million in FY 2009, compared with a net negative of USD2,325 million in FY 2008, its operating profit would have been USD1,851 million in FY 2009 and USD1,949 million in FY 2008, and its net profit would have been USD1,907 million in FY 2009, compared with a net profit of USD501 million in FY 2008.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

The aggregate increase in TWPI was 7.4 per cent. in FY 2008 from FY 2007. The biggest contributor to the AIA Group's TWPI was renewal premiums, representing 80.5 per cent. of TWPI in FY 2008, compared with 78.1 per cent. in FY 2007. Operating profit increased by 11.5 per cent. to USD1,943 million in FY 2008 from USD1,742 million in FY 2007, primarily due to an increase in renewal premiums and increased investment income, which collectively grew at a faster rate than the AIA Group's expense base, as well as the beneficial effect of a reinsurance recapture described below. Its expense ratio increased to 8.9 per cent. in FY 2008 compared with 8.5 per cent. in FY 2007 principally due to the effect of recapturing a portfolio of business previously reinsured to another company in the AIG Group and costs associated with strategic initiatives in certain geographical markets primarily associated with expanding the AIA Group's multi-channel distribution capability. The recapture was effective from 1 March 2008 and increased its operating expense ratio related to such business. Overall, the recapture was beneficial to the AIA Group in increasing operating profit by an estimated USD90 million in addition to generating non-operating income in FY 2008 of USD447 million. Following the AIG Events and the significant declines in the global capital markets during the fourth quarter of FY 2008, the AIA Group experienced a significant increase in policy surrenders in certain of its geographical markets. This generated surrender fee income which more than offset the acceleration of DAC amortisation relating to these surrendered policies. Net profit decreased 78.7 per cent. to USD408 million in FY 2008 from USD1,914 million in FY 2007. This decrease was principally a result of the adverse investment return of USD2,412 million caused by declines in market values compared with a net gain of USD837 million in FY 2007, partially offset by the increase in operating profit, a USD447 million gain arising on the reinsurance recapture, and the release of a withholding tax provision of USD275 million on the clarification of a tax treaty. Excluding the effect of the AIA Group's securities lending activities, from which it withdrew in FY 2009, its non-operating investment return would have been a net negative of USD2,325 million compared with a net positive of USD837 million in FY 2007, its operating profit would have been USD1,949 million in FY 2008 compared with USD1,742 million in FY 2007, and its net profit would have been USD501 million in FY 2008 compared with USD1,911 million in FY 2007.

Definition of KPIs
TWPI provides an indicative volume measure of revenue in the reporting period that has the potential to generate profits for shareholders. TWPI consists of 100 per cent. of renewal premiums, 100 per cent. of first year premiums and 10 per cent. of single premiums (referred to as weighted single premiums) across all lines of business. The AIA Group applies a factor of 10 per cent. to single premiums because such weighting makes the value of a single premium sale broadly equivalent to the same dollar amount of first year premiums. As such, it provides an indication of longer term business volumes by taking into account changes in the mix of regular and single premium business.

Investment income (excluding investment income related to investment-linked contracts) is one of the key drivers of the AIA Group's profitability, and affects to a significant extent its ability to meet its obligations under its policies and offer attractive returns to its policyholders and shareholders. Investment income has been presented excluding investment income related to investment-linked contracts as investment income from these contracts is not attributable to its shareholders. Investment income includes interest, dividend and rental income.

Operating expenses is used as a key measure at the group level and in each geographical market to monitor and manage operational efficiency, which is one of the critical factors driving the AIA Group's profitability.

Operating profit measures the AIA Group's ability to generate earnings from its operations before tax expense, and is a key measure of the underlying profitability of its operations.

Operating profit after tax measures its ability to generate earnings from its operations for the shareholders of AIA, after tax expense and deducting non-controlling interests.

Net profit, consisting of profit for the year after tax, attributable to shareholders of AIA, measures profitability, including non-operating items.

Expense ratio measures the AIA Group's ability to manage its cost base as it grows its business. Expense ratio represents operating expenses as a percentage of TWPI.

Operating margin measures the operating profitability of the AIA Group's business relative to the volume of the business it generates. Operating margin is calculated as operating profit as a percentage of TWPI.

Operating return on allocated equity measures the efficiency of use of capital in operations. Operating return on allocated equity is calculated as operating profit after tax attributable to shareholders of AIA, expressed as a simple average of opening and closing total equity attributable to shareholders of AIA,  less the fair value and foreign currency translation reserves, and adjusted for subordinated intercompany debt. Both operating margin and operating return on allocated equity are influenced to an extent by the level of surplus capital retained at each operating unit and on a group wide basis as any such surplus capital retained may earn investment returns.

Net return on equity measures AIA's ability to generate returns for its shareholders. Net return on equity is calculated as net profit attributable to shareholders of AIA as a percentage of average total equity attributable to shareholders of AIA, which is a simple average of the opening and closing balances.

RESULTS OF OPERATIONS
The table below provides a summary of the results of operations for the AIA Group presented on a consistent basis for the three years ended 30 November 2007, 2008 and 2009. The AIA Group presents certain financial information on a constant exchange rate basis to facilitate a comparison of year-on-year performance without the impact of movements in the functional currencies of its operating units against the U.S. dollar, and where applicable this is explicitly stated.

Selected Results of Operations

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI................................................................................................................	11,358	12,203	11,632

Net premiums, fee income and other operating revenue (net of reinsurance ceded)................	8,817	10,361	10,173
Investment income(1) ..................................................................................................................	2,706	3,144	3,059

Total revenue.....................................................................................................	11,523	13,505	13,232

Net insurance and investment contract benefits(2) .....................................................................	7,586	8,630	8,624
Commission and other acquisition expenses..............................................................................	947	1,563	1,648
Operating expenses....................................................................................................................	962	1,089	981
Investment management expenses and finance costs (3)............................................................	286	252	123

Total expenses....................................................................................................	9,781	11,534	11,376

Share of loss from associates and joint ventures........................................................................	-	(28)	(21)
Operating profit..................................................................................................	1,742	1,943	1,835
Tax on operating profit................................................................................................................	(461)	(348)	(392)

Sub-total................................................................................................................................................	1,281	1,595	1,443
Less: amounts attributable to non-controlling interests.......................................................................	(11)	(7)	(5)

Operating profit after tax(4) ....................................................................................	1,270	1,588	1,438

Operating profit may be reconciled to net profit as follows:
Operating profit..................................................................................................	1,742	1,943	1,835
Add: non-operating investment return(5) ..................................................................................	837	(2,412)	665
Add: non-operating item - gain on recapture of reinsurance from former parent company.....	-	447	-
Add: non-operating item - restructuring and separation costs.................................................	-	(10)	(89)

Profit/(loss) before tax..........................................................................................	2,579	(32)	2,411
Tax on operating profit................................................................................................................	(461)	(348)	(392)
Add: tax on non-operating items.................................................................................................	(190)	518	(262)
Add: other non-operating tax items............................................................................................	-	275	-

Tax (expense)/credit.............................................................................................	(651)	445	(654)

Sub-total................................................................................................................................................	1,928	413	1,757
Less: amounts attributable to non-controlling interests.......................................................................	14	5	3

Net profit(4) ........................................................................................................	1,914	408	1,754

(1)       Excludes investment income related to investment-linked contracts.
(2)       Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts.
(3)       Excludes investment management expenses related to investment-linked contracts.
(4)       Operating profit after tax and net profit are amounts attributable to shareholders of AIA, excluding amounts attributable to non-controlling interests.
(5)       Non-operating investment return consists of investment experience, investment income related to investment-linked contracts, corresponding changes in insurance and investment contract liabilities for investment-linked contracts and participating funds and changes in third party interests in consolidated investment funds.

Selected Balance Sheet Information

	As of 30 November
	2007	2008	2009
	(in US$ millions)
Assets
Deferred acquisition and origination costs..........................................................................	10,044	10,047	10,976
Financial investments..............................................................................................................	70,630	55,324	73,480
Assets - other than the above..............................................................................................	7,518	6,638	6,203

Total assets......................................................................................................	88,192	72,009	90,659

Liabilities
Insurance and investment contract liabilities......................................................................	63,666	57,056	71,035
Borrowings................................................................................................................................	1,461	661	688
Obligations under securities lending and repurchase agreements..................................	5,395	2,718	284
Liabilities - other than the above........................................................................................	4,179	2,656	3,663

Total liabilities...................................................................................................	74,701	63,091	75,670

Equity
Issued share capital and shares yet to be issued, share premium and other reserves.......................................................................................................................	699	1,434	1,878
Retained earnings..........................................................................................................	9,431	9,494	11,223

Allocated equity................................................................................	10,130	10,928	13,101
Amounts reflected in other comprehensive income...............................................	3,310	(2,020)	1,837

Total equity attributable to shareholders of AIA............................................	13,440	8,908	14,938
Non-controlling interests........................................................................................................	51	10	51

Total equity.......................................................................................................	13,491	8,918	14,989

Total liabilities and equity...................................................................................	88,192	72,009	90,659

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

Discussion of Selected Results of Operations

TWPI
The table below analyses TWPI by premium type and by product line for the periods indicated.

	Year ended 30 November 2008
	Renewal premium	First year Premium	Weighted single premium	TWPI
	(in US$ millions)
TWPI includes:
Ordinary individual life insurance.............................................	6,651	761	27	7,439
Investment-linked insurance products....................................	1,526	831	175	2,532
Standalone A&H.........................................................................	1,077	348	1	1,426
Group............................................................................................	530	165	9	704
Other.............................................................................................	43	14	45	102

Total......................................................................	9,827	2,119	257	12,203

	Year ended 30 November 2009
	Renewal premium	First year Premium	Weighted single premium	TWPI
	(in US$ millions)
TWPI includes:
Ordinary individual life insurance..............................................	6,342	884	58	7,284
Investment-linked insurance products.....................................	1,741	295	33	2,069
Standalone A&H..........................................................................	1,089	261	1	1,351
Group.............................................................................................	573	293	10	876
Other.............................................................................................	34	11	7	52

Total.......................................................................	9,779	1,744	109	11,632

The 4.7% decrease in TWPI between FY 2009 and 2008 was influenced by foreign currency movements. On a constant exchange rate basis, TWPI increased 1.1% over the period led by a 5.0% increase in renewal premiums. Renewal premiums contributed 84.1% to the AIA Group's TWPI in FY 2009, up from 80.5% in FY 2008.

The trend in TWPI was also impacted by the fall in first year premiums of USD375 million, or 17.7% (10.3% on a constant exchange rate basis), which the AIA Group believes was mainly due to the impact of the global financial crisis and the AIG Events. New business activity recovered in the second half of FY 2009, with first year premiums and weighted single premiums growing at 33.4% and 93.5%, respectively, between the first and second halves of FY 2009. Most of the AIA Group's geographical markets experienced this improvement in first year premiums in the second half of FY 2009, with Hong Kong and Thailand leading with higher sales of ordinary individual life insurance.

Ordinary individual life insurance premiums decreased 2.1% to USD7,284 million in FY 2009 from USD7,439 million in FY 2008. On a constant exchange rate basis, TWPI for ordinary individual life increased 2.6%, led by strong growth in first year premiums and single premiums of 23.0% and 125.3%, respectively, in FY 2009.  The growth in first year premiums was particularly evident in Hong Kong (growth of USD136 million or 142.0%), Thailand (growth of USD32 million, or 11.7% on a constant exchange rate basis), China (growth of USD24 million, or 31.1% on a constant exchange rate basis). The growth in single premiums was led by Singapore (USD121 million or 126.6% on a constant exchange rate basis), China (USD118 million or 1,050.2% on a constant exchange rate basis) and Hong Kong (USD97 million, or 2,332.0% on an actual exchange rate basis). These positive trends were muted by a decline in Korea, where renewal premiums fell by USD24 million, or 3.9% on a constant exchange rate basis, and Other Markets, decline of USD17 million or 3.2% on a constant exchange rate basis. A&H riders on ordinary individual life insurance policies are included within the ordinary individual life product line and account for approximately 20% of premium income for FY 2009, as compared with 18% in FY 2008. Overall, ordinary individual life assurance accounted for 62.6% of TWPI in FY 2009, as compared to 61.0% in FY 2008, as the AIA Group focused on providing protection based products to its customers, given the recent economic uncertainties.

Investment-linked insurance premiums decreased 18.3% to USD2,069 million from USD2,532 million in FY 2008. Despite a 13.2% decrease on a constant exchange rate basis, most Key Markets experienced increases in renewal premiums for investment-linked products. This trend was consistent with FY 2008 which also saw growth in renewal premiums.  This was offset by a fall in first year premiums for investment-linked products led by Korea (decrease of USD239 million or 59.0% on a constant exchange rate basis), Hong Kong (decrease of USD183 million or 64.3%) and Singapore (decrease of USD13 million or 38.1% on a constant exchange rate basis).  The AIA Group believes this reflected customers' reluctance to commit to new investment-linked savings products due to the uncertain economic outlook and equity capital market volatility. With improving economic conditions at the end of 2009, the AIA Group experienced an increase in sales of investment-linked products in the last quarter of FY 2009.

Standalone A&H insurance premiums decreased 5.3% to USD1,351 million in FY 2009 from USD1,426 million in FY 2008, but increased 6.4% on a constant exchange rate basis. The AIA Group experienced a decrease in first year premiums of 25.0%, or 15.9% on a constant exchange rate basis, mainly attributable to its Korean operations, the results of which were adversely affected in the first half of 2009 by their association with the AIG brand, prior to re-branding as AIA Life Korea in May 2009, as well as by the effects of the depreciation of the Korean Won. Despite this, the AIA Group's renewal premiums grew 1.1% (or 13.6% on a constant exchange rate basis) from USD1,077 million in FY 2008, to USD1,089 million in FY 2009, growing on a constant exchange rate basis in all reporting segments. On a constant exchange rate basis, this growth was led by Korea at USD73 million, or 15.3%, Other Markets at USD18 million or 21.3%, China at USD16 million or 14.9% and Hong Kong at USD11 million or 9.2%.

Group insurance premiums continued an upward trend from FY 2008, increasing by 24.4% to USD876 million in FY 2009 from USD704 million in FY 2008. On a constant exchange rate basis the increase was 31.9%. China and Other Markets were the main contributors to this increase, growing at 52.6% and 59.6%, respectively, between FY 2008 and 2009. The AIA Group's operations in Australia, part of the Other Markets segment, continued to experience strong growth in group products, with TWPI for this product line increasing 69.6% year-on-year. Australia represented 45.3% of total TWPI with respect to group premiums in FY 2009 as compared to 33.2% in FY 2008, due mainly to the acquisition of a number of large new corporate accounts during FY 2009.

Other product lines, which include annuities and personal lines, collectively decreased to USD52 million in FY 2009 compared to USD98 million in FY 2008 largely due to the effects of foreign exchange and a decrease in Korean annuities business during FY 2009.

Net Premiums, Fee Income and Other Revenues

	Year ended 30 November
	2008	2009
	(in US$ millions)
Net premiums......................................................................................................................................	9,416	9,275
Fee income...........................................................................................................................................	866	827
Other revenues.....................................................................................................................................	79	71

Total.................................................................................................................	10,361	10,173

Net premiums, fee income and other revenues, which are stated net of reinsurance ceded, decreased 1.8% to USD10,173 million in FY 2009 from USD10,361 million in FY 2008. The decrease was primarily due to the effect of the depreciation of most of the currencies in the Asia Pacific region, other than Renminbi, against the U.S. Dollar. On a constant exchange rate basis, net premiums, fee income and other revenues increased 4.0%, consistent with a 5.0% increase on a constant exchange rate basis in renewal premiums, which represent a substantial portion of the AIA Group's premium income.

Premiums ceded to reinsurers amounted to USD331 million in FY 2009 compared with USD392 million in FY 2008. This primarily reflects a reduction in amounts ceded to reinsurers by the Hong Kong segment as the reinsurance recapture discussed further in "- Factors Affecting Certain Geographical Markets in 2008" below took place at the end of the first quarter of FY 2008 (so the AIA Group ceded such premiums for one quarter of FY 2008), partially offset by an increase in amounts ceded to reinsurers by the Other Markets segment, reflecting the growth in the Group business product line in FY 2009.

Fee income decreased 4.5% to USD827million in FY 2009 from USD866 million in FY 2008 in line with lower sales of investment-linked products during FY 2009 whilst annual management charges increased, reflecting the growth in assets under management during FY 2009. Other revenues, which mainly comprise asset management fees on pension business, remained relatively stable during the period.

Investment Income

	Year ended 30 November
	2008	2009
	(in US$ millions)
Investment income(1)
Interest income....................................................................................................................................	2,900	2,870
Dividend income..................................................................................................................................	181	122
Rental income......................................................................................................................................	63	67

Total.................................................................................................................	3,144	3,059

(1)       Excludes investment income related to investment-linked contracts.

Investment income, consisting of interest, dividends and rental income, excluding investment income related to investment-linked contracts, decreased marginally to USD3,059 million in FY 2009 from USD3,144 million in FY 2008. A significant proportion of the AIA Group's assets are invested in fixed income government securities and investment grade corporate bonds.

Interest income fell to USD2,870 million in FY 2009 from USD2,900 million in FY 2008 mainly due to holding a larger proportion of the  investment portfolio in cash throughout FY 2009. In addition, interest income and fees derived from securities lending decreased to USD23 million in FY 2009 from USD103 million in FY 2008 as the AIA Group withdrew from such activities during the year.

Dividend income decreased to USD122 million in FY 2009 from USD181 million in FY 2008 due to lower yields from the AIA Group's equity portfolio primarily due to a reduction in dividends in response to challenging economic conditions in FY 2009.

Net Insurance and Investment Contract Benefits

	Year ended 30 November
	2008	2009
	(in US$ millions)
Net insurance and investment contract benefits(1)
Insurance contract benefits....................................................................................................	5,402	5,375
Net change in insurance and investment contract liabilities............................................	3,476	3,500

Insurance and investment contract benefits.......................................................................	8,878	8,875
Insurance and investment contract benefits ceded............................................................	(248)	(251)

Total.................................................................................................................	8,630	8,624

(1)       Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts.

Net insurance and investment contract benefits (excluding corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds, and investment income related to investment-linked contracts) reflect the cost of all maturities, surrenders, withdrawals and claims arising during the reporting period and the net movement in the associated liabilities as a result of new business, benefit payments and changes to expected future benefits payable to policyholders, excluding investment-linked contracts and participating funds.

The investment risk in respect of investments held to back investment-linked contracts is wholly borne by policyholders. This means that any increase or decrease in the value of investments held to back such contracts is matched by the same movement in insurance and investment contract benefits and there is no impact to the AIA Group's result, except as regards the asset management and other fees earned by the AIA Group which are based on the account balance of these contracts.

Because investment-linked contract benefits are based on the investment return on the invested assets underlying such contracts, including them in the presentation of net insurance and investment contract benefits would subject the AIA Group's financial results to significant fluctuations due to market volatility, such as in FY 2008, which the AIA Group believes adversely affects an investor's ability to easily compare its period to period operating results. For these reasons the AIA Group chooses to present net insurance and investment contract benefits (excluding investment-linked contracts) as this is consistent with the basis on which it measures operating profit. Net insurance and investment contract benefits, including investment-linked contracts and participating funds, would have been USD10,363 million, USD1,209 million and USD13,563 million in FY 2007, FY 2008 and FY 2009 respectively had the AIA Group not adopted this presentation.

Net insurance and investment contract benefits, excluding corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts, were largely stable between FY 2009 and 2008. The increase in surrender activity that the AIA Group saw in the fourth quarter of FY 2008 abated during FY 2009. For further details please see "- Significant Events Affecting 2009."

The movement in insurance and investment contract benefits (excluding corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds, and investment income related to investment-linked contracts) for FY 2009 was largely due to growth in the in-force portfolio in Hong Kong and China, offsetting declines in Korea and Malaysia, with the balance of the portfolio largely stable.

Commission and Other Acquisition Expenses

	Year ended 30 November
	2008	2009
	(in US$ millions)
Commission and other acquisition expenses
Commission and other acquisition expenses incurred.................................................	2,269	1,855
Deferral and amortisation of acquisition costs.............................................................	(706)	(207)

Total............................................................................................................	1,563	1,648

Commission and other acquisition expenses incurred decreased due to weaker sales activity in the first half of 2009, particularly in Korea, resulting in an overall decrease to USD1,855 million in FY 2009 from USD2,269 million in FY 2008.

Deferral and amortisation of acquisition costs fell to USD207 million in FY 2009 from USD706 million in FY 2008. This decrease was attributable to the beneficial effects of lower amortisation of DAC and deferred origination costs, principally in Hong Kong, Singapore and Malaysia, due to an increase in assets under management in FY 2009.

This decrease was partially offset by a revision of persistency assumptions in respect of investment-linked and variable universal life policies in Korea of USD91 million where the AIA Group experienced higher than anticipated surrenders and premium holidays in FY 2009.

Operating Expenses

	Year ended 30 November
	2008	2009
	(in US$ millions)
Operating expenses
Operating expenses excluding strategic initiative expenses..............................................	1,064	919
Strategic initiative expenses....................................................................................................	25	62

Total.................................................................................................................	1,089	981

Operating expenses excluding strategic initiative expenses decreased 13.6% to USD919 million in FY 2009 from USD1,064 million in FY 2008 primarily due to active control of day-to-day operational expenses, reductions based on operational efficiency initiatives undertaken in FY 2008 and the beneficial effects of foreign exchange. In addition, the AIA Group's operating expenses in FY 2008 included certain period specific items, which are discussed in greater detail for each segment under "- Segmental Information" in this section.

Strategic initiative expenses, which consist of expenses relating to enhancing the AIA Group's growth initiatives, such as distribution capability and operational efficiency and other initiatives administered by the AIA Group's Strategic Initiative Office, increased 148.0% between FY 2008 and FY 2009, and represented 6.3% of total operating expenses in FY 2009 compared with 2.3% in FY 2008.

Investment Management Expenses and Finance Costs

	Year ended 30 November
	2008	2009
	(in US$ millions)
Investment management expenses and finance costs(1) :
Investment management expenses........................................................................................	93	73
Finance costs..............................................................................................................................	159	50

Total.................................................................................................................	252	123

(1)       Excludes investment management expenses related to investment-linked contracts.

Investment management expenses and finance costs decreased significantly to USD73 million and USD50 million, respectively, in FY 2009 from USD93 million and USD159 million, respectively, in FY 2008, primarily resulting from the withdrawal from securities lending activities during FY 2009 and lower finance costs due to a reduction in interest rates and a scheduled reduction in operational borrowings, principally a term loan facility financing the group office in Hong Kong. Finance costs associated with securities lending activities decreased to USD39 million in FY 2009 from USD109 million in FY 2008.

Operating Profit

Operating profit fell 5.6% to USD1,835 million in FY 2009 compared with USD1,943 million in FY 2008, despite an improvement in operating profit in local currency terms in most of the reporting segments. This decrease was mainly due to the effects of depreciation in average local currency to U.S. Dollar exchange rates, in particular the depreciation of the Korean Won. On a constant exchange rate basis, operating profit decreased 0.1% over the period. The AIA Group's operating profit in FY 2008 was also bolstered by the net positive contribution of surrender fee income of USD64million following the AIG Events in the last quarter of FY 2008. Excluding the effect of the increase in surrender fee income, the operating margin for FY 2008 of 15.9% would have been 15.4%, representing an improvement from FY 2007 but marginally lower than the operating margin in FY 2009 of 15.8%.

In addition, the operating profit of the operations in Korea and Thailand declined to USD81 million and USD358 million, respectively, in FY 2009 from USD281 million and USD424 million, respectively, in FY 2008. Factors affecting the profitability of the Korean and Thailand operations are discussed in greater detail in "- Segmental Information" in this section.

Excluding the effects of securities lending activities from which the AIA Group withdrew in FY 2009, operating profit would have been USD1,851 million in FY 2009, compared with USD1,949 million in FY 2008.

Tax Expenses on Operating Profit

The AIA Group operates in 15 principal jurisdictions, each with its own tax regime, and the change in the tax expense (or credit) from one year to the next is affected by changes in the mix of income by jurisdiction. The tax expense on operating profit in FY 2009 was largely in line with the prior fiscal year, excluding the impact of tax changes, as the tax charge for FY 2008 reflected the benefit of a USD41 million tax credit arising from changes in tax laws in Malaysia and Korea.

Profit/(Loss) Before Tax

Profit before tax increased significantly to USD2,411 million in FY 2009 compared with a loss before tax of USD32 million in FY 2008, mainly reflecting stable operating profit and the recovery in equity markets which led to a strongly positive non-operating investment return.

Non-operating investment return improved to a net positive of USD665 million in FY 2009 from a net negative of USD2,412 million in FY 2008. The main contributor to the improvement in non-operating investment return was net fair value gains of USD568 million on Thai equity securities.

The improvement in profit before tax was also attributable to lower impairment losses in respect of available for sale debt securities of USD67 million in FY 2009, compared with USD142 million in FY 2008.

Income Tax

	Year ended 30 November
	2008	2009
	(in US$ millions)
Current income tax.............................................................................................................................	401	321
Deferred income tax
Temporary differences..............................................................................................................	(571)	333
Release of withholding tax provision.....................................................................................	(275)	-

Tax (credit)/expense...........................................................................................	(445)	654

Of which:
Tax (credit)/expense attributable to policyholders' returns.........................................................	(90)	137
Tax (credit)/expense attributable to shareholders' profit.............................................................	(355)	517

	(445)	654

The AIA Group's tax expense may be analysed in two components: the tax charged on shareholders' profits of USD517 million in  2009 compared with a tax credit of USD355 million in FY 2008, and the tax that the AIA Group bears on behalf of its participating policyholders of USD137 million in FY 2009 compared with a tax credit of USD90 million in FY 2008. The tax charged on shareholders' profits plus the tax expense attributable to policyholders' returns total to a tax expense of USD654 million in FY 2009, as compared with a tax credit of USD445 million in FY 2008.

The tax on shareholders' profits for FY 2009 reflected factors affecting the tax charge on operating profit discussed above whereas the tax credit in FY 2008 included the effects of a release of a provision for withholding tax of USD275 million. Tax attributable to policyholders' returns reflects gains and losses arising in participating funds, and so does not directly relate to net profit. The tax expense on operating profit may be reconciled to the tax expense for the year by adding the tax on non-operating items, primarily non-operating investment return and non-operating expense items, and the release of the provision for withholding tax in FY 2008.

Net Profit

Net profit increased by 329.9% to USD1,754million in FY 2009 as compared with USD408 million in FY 2008. This increase largely reflected the after-tax effect of a significant improvement in non-operating investment return of positive USD403 million in FY 2009 compared to a loss after tax of USD1,894 million in FY 2008. Included in net profit is USD89 million of non-operating restructuring and separation costs in FY 2009, compared with USD10 million in FY 2008.

Excluding the effects of securities lending, from which the AIA Group withdrew in FY 2009, and restructuring and separation expenses, net profit would have been USD1,996 million in FY 2009, as compared with USD511million in FY 2008.

Significant Events Affecting FY 2009

During FY 2009 the AIA Group withdrew from securities lending activities.  The AIA Group earned interest income and fees from securities lending activities of USD23 million, and in addition it incurred finance costs consisting of interest expense on its related obligations of USD39 million and recorded net realised losses on disposal of USD137 million, in FY 2009. During FY 2008 the AIA Group earned interest income and fees of USD103 million and incurred finance costs of USD109 million, with realised losses of USD87 million, including impairment losses of USD52 million. In FY 2007 it earned interest income and fees from securities lending of USD136 million and incurred finance costs of USD133 million. The lower interest income and finance costs in FY 2009, reflected the gradual wind down of the AIA Group's securities lending activities during the year. As of 30 November 2009, the AIA Group had ceased all securities lending activities and had repaid all obligations under securities lending agreements, whereas as of 30 November 2008, it held financial investments with a carrying value of USD1,480 million and cash of USD160 million in connection with its securities lending activities and had obligations under securities lending and repurchase agreements of USD1,963 million. The balance of USD284 million as of 30 November 2009 shown in the line item "Obligations under securities lending and repurchase agreements" is entirely in respect of the AIA Group's outstanding repurchase agreements. The cumulative effect of its securities lending activities was a loss of USD153 million in FY 2009, a loss of USD93 million in FY 2008 and a profit of USD3 million in FY 2007, giving a cumulative loss of USD243 million during the track record period. Excluding the effects of securities lending, the AIA Group's operating profit would have been USD1,851 million in FY 2009, USD1,949 million in FY 2008 and USD1,739 million in FY 2007, and its net profit would have been USD1,907 million in FY 2009, USD501 million in FY 2008 and USD1,911 million in FY 2007.

During the fourth quarter of FY 2008, the AIA Group observed a sudden increase in surrender activity following the AIG Events while the AIA Group's month-on-month persistency, measuring the proportion of customers who continue to pay their premiums declined significantly, recovering moderately to 89.3% in November 2008, compared with 93.9% at the start of FY 2008. Surrenders peaked at over USD250 million in September 2008. Persistency has since recovered during FY 2009, reaching 95.1%, above the level at the start of FY 2008, with surrenders of less than USD75 million in both October and November 2009. New business activity has also increased significantly in the second half of FY 2009.

During FY 2009, the AIA Group entered into a strategic exclusive bancassurance joint venture in the Philippines with BPI, in which Philamlife acquired a 51% interest in Ayala Life, the life insurance subsidiary of BPI, and entered into a bancassurance distribution agreement with BPI. The total consideration paid by Philamlife was USD39 million. This amount is subject to purchase price adjustment, estimated to be USD7 million, based on the adjusted net worth as at the date of acquisition.  As the acquisition took place immediately before the end of the AIA Group's financial year, there was no impact on the results of operations in FY 2009.

During FY 2009, the AIA Group sold its 60% interest in PT Asuransi AIA Indonesia, its joint venture operation in Indonesia, for USD65 million, giving rise to a loss on disposal of USD29 million before tax. Its results of operations are consolidated into its financial results for only nine months of FY 2009 prior to sale. The AIA Group continues to operate in Indonesia through its wholly owned subsidiary, PT AIA Financial. Both of these transactions are discussed in "- Segmental Information - Other Markets" in this section.

Discussion of Selected Balance Sheet Information

Assets

The AIA Group's total assets grew 25.9% to USD90,659 million as of 30 November 2009 from USD72,009 million as of 30 November 2008, primarily reflecting a recovery in the market values of its financial investments, the majority of which are carried at fair value.

The table below sets forth the AIA Group's financial investments by asset class based on how they are accounted for as of the dates indicated.

	As of 30 November
	2008				2009
	Policyholder and shareholder		Investment- linked	Total	Policyholder and shareholder		Investment- linked	Total
	Other policyholder and shareholder	Participating funds			Other policyholder and shareholder	Participating funds
	(in US$ millions)
Financial investments includes:
Debt securities
Available for sale..	29,934	-	-	29,934	37,722	-	-	37,722
At fair value through profit or loss.......	852	10,070	1,467	12,389	944	11,809	1,726	14,479

Total debt securities......	30,786	10,070	1,467	42,323	38,666	11,809	1,726	52,201

Equity securities
Available for sale..	87	-	-	87	62	-	-	62
At fair value through profit or loss.......	1,855	1,123	5,682	8,660	2,827	2,209	11,080	16,116

Total equity securities......	1,942	1,123	5,682	8,747	2,889	2,209	11,080	16,178

Loans and receivables....	2,906	986	110	4,002	3,598	942	108	4,648
Derivative financial instruments..	165	87	-	252	213	240	-	453

Total financial investments..	35,799	12,266	7,259	55,324	45,366	15,200	12,914	73,480

All debt and equity securities are carried at fair value and, consequently, the values reported in the AIA Group's financial information reflect current market values as of the end of each reporting period. The carrying value of its financial investments increased to USD73,480 million as of 30 November 2009 compared with USD55,324 million as of 30 November 2008, driven by a recovery in equity markets during the second half of 2009 and as credit spreads narrowed and risk free interest rates fell and as the inflow of new funds more than offset outflows during the year.

Financial investments held to back other policyholder and shareholder liabilities (shown in the column "Other policyholder and shareholder"), which consist mainly of fixed income debt securities, increased to USD45,366 million as of 30 November 2009 compared with USD35,799 million as of 30 November 2008. Despite disposals made during FY 2009, including the sale of USD1,840 million of debt securities previously held as collateral in connection with the AIA Group's securities lending activities, impairments of USD67 million and net realised losses of USD162 million and the effects of foreign exchange, the fair value of other policyholder and shareholder debt securities increased 25.6% to USD38,666 million reflecting a recovery in the market values of these securities and a net increase in invested funds. The recovery in the market value of available for sale financial assets is reflected in the fair value reserve which increased to USD1,528 million as of 30 November 2009 from a net negative position of USD1,565 million as of 30 November 2008.

Financial investments held in respect of participating funds (shown in the column "Participating funds") increased to USD15,200 million as of 30 November 2009 from USD12,266 million as of 30 November 2008.

During FY 2009, as equity markets improved, investment-linked assets under management grew USD5,655 million, net of new funds invested. The AIA Group's investment-linked contract holders benefit from changes in the market value of financial investments backing investment-linked contracts (shown in the column "Investment-linked") and therefore these changes do not directly affect net profit, except for asset management fees earned on account balances.

The AIA Group held debt securities with a fair value of USD52,201 million as of 30 November 2009 compared with USD42,323 million as of 30 November 2008, despite disposals made during FY 2009, including USD1,840 million of debt securities previously held as collateral under the AIA Group's securities lending programme. Government bonds and bonds issued by government agencies comprised a substantial proportion of the AIA Group's fixed income debt portfolio, representing 49.6% of its debt securities as of 30 November 2009 as compared with 53.0% as of 30 November 2008. Investment-grade corporate bonds and investment-grade structured securities accounted for 47.1% of debt securities as of 30 November 2009, as compared with 44.0% as of 30 November 2008.

The AIA Group's equity securities had a fair value of USD16,178 million as of 30 November 2009 compared with USD8,747 million as of 30 November 2008 mainly as a result of a recovery in asset prices and a net inflow of new funds. Equity securities held in respect of investment-linked contracts accounted for a significant proportion of its overall holdings of equity securities - 68.5% as of 30 November 2009 and 65.0% as of 30 November 2008. The AIA Group's investment-linked contract holders receive the benefit of positive movements in the market value of the securities held to back investment-linked contracts. Of the increase in the carrying value of the AIA Group's equity securities between FY 2008 and FY 2009 of USD7,431 million, USD5,398 million is attributable to investments held to back investment-linked contracts. This amount is credited to the value of the policies held by the AIA Group's investment-linked contract holders.

The AIA Group's loans and receivables outstanding were USD4,648 million as of 30 November 2009 compared with USD4,002 million as of 30 November 2008. This increase was mainly attributable to an increase in policy loans of USD207 million and an increase in term deposits of USD236 million between FY 2009 and FY 2008.

Within the AIA Group's assets - other than the above, cash and cash equivalents decreased to USD3,405 million as at 30 November 2009, compared with USD4,164 million as at 30 November 2008, reflecting the gradual re-risking of the AIA Group's portfolio at the end of FY 2009.

Liabilities

	Year ended 30 November
	2008	2009
	(in US$ millions)
Insurance and investment contract liabilities................................................................................	57,056	71,035
Borrowings...........................................................................................................................................	661	688
Obligations under securities lending and repurchase agreements.............................................	2,718	284
Liabilities - other than the above...................................................................................................	2,656	3,663

Total liabilities...................................................................................................	63,091	75,670

Total liabilities increased 19.9% to USD75,670 million as of 30 November 2009 compared with USD63,091 million as of 30 November 2008 mainly due to higher insurance and investment contract liabilities. The increased insurance and investment contract liabilities resulted from growth in the in-force portfolio and investment returns accrued on participating funds as of 30 November 2009 which increased from USD12,266 million as of 30 November 2008 to USD15,200 million as of 30 November 2009. The increase in investment contract liabilities comprises the investment return on matching assets, net deposits or withdrawals and fees and expenses charged against account balances.

The AIA Group's borrowings, which comprise mainly bank overdrafts and a term loan facility financing its group office building in Hong Kong, remained largely unchanged at USD688 million in FY 2009 compared with USD661 million in FY 2008. The AIA Group's capital base is comprised solely of shareholders equity and it had no structural borrowings, hybrid capital, loan notes or commercial paper in issue as of 30 November 2009. The marginal increase in bank borrowings was more than offset by the significant decrease in the AIA Group's obligations under its securities lending and repurchase agreements, which fell to USD284 million in FY 2009 compared with USD2,718 million in FY 2008, as  the AIA Group wound down and withdrew from its securities lending programme in November 2009.

Liabilities - other than the above increased to USD3,663 million compared with USD2,656 million in FY 2008 mainly reflecting an increase in deferred tax liabilities of USD540 million during FY 2009.

Equity

Total equity attributable to shareholders of AIA Group increased 67.7% to USD14,938 million as of 30 November 2009 compared to USD8,908 million as of 30 November 2008. This mainly reflected an increase in retained earnings, recovery in the fair value of the AIA Group's available for sale financial investments and foreign exchange movements, which together contributed to an increase in other comprehensive income from negative USD2,020 million as of 30 November 2008 to positive USD1,837 million as of 30 November 2009.

The AIA Group's equity reflects a capital contribution of USD438 million from AIG during FY 2009, primarily in relation to separation activities linked to the withdrawal from the securities lending programme, reimbursement of other separation costs, and consideration for the sale of its investment management operations to AIG and the disposal of other entities to third parties.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

Discussion of Selected Results of Operations

TWPI

The table below analyses TWPI by premium type and by product line for the periods indicated.

	Year ended 30 November 2007
	Renewal premium	First year premium	Weighted single premium	TWPI
	(in US$ millions)
TWPI includes:
Ordinary individual life insurance.....................................................	6,397	796	23	7,216
Investment-linked insurance products............................................	1,130	814	279	2,223
Standalone A&H.................................................................................	906	397	1	1,304
Group....................................................................................................	398	97	7	502
Other.....................................................................................................	43	12	58	113

Total............................................................................	8,874	2,116	368	11,358

	Year ended 30 November 2008
	Renewal premium	First year premium	Weighted single premium	TWPI
	(in US$ millions)
TWPI includes:
Ordinary individual life insurance.....................................................	6,651	761	27	7,439
Investment-linked insurance products............................................	1,526	831	175	2,532
Standalone A&H.................................................................................	1,077	348	1	1,426
Group....................................................................................................	530	165	9	704
Other.....................................................................................................	43	14	45	102

Total............................................................................	9,827	2,119	257	12,203

TWPI increased 7.4 per cent. to USD12,203 million in FY 2008 from USD11,358 million in FY 2007, increasing 6.7 per cent. on a constant exchange rate basis.

A significant portion of the AIA Group's business is on a regular premium basis, representing 80.5 per cent. of TWPI in FY 2008, compared with 78.1 per cent. of TWPI in FY 2007. The AIA Group experienced an increase in TWPI across its major product lines in FY 2008 compared with FY 2007, with renewal premiums providing the biggest contribution to the increase.

Ordinary individual life insurance premiums increased 3.1 per cent. to USD7,439 million in FY 2008 from USD7,216 million in FY 2007. On a constant exchange rate basis, the increase was 1.1 per cent. A&H riders on ordinary life insurance policies are included within the ordinary individual life insurance product line and account for approximately 18 per cent. of premium income for FY 2008. The AIA Group's operating units in Thailand, China and Singapore recorded the largest increases in ordinary individual life insurance premiums at 8.1 per cent., 13.1 per cent. and 6.7 per cent., respectively. Renewal premiums for ordinary individual life insurance products had the largest impact on the increase in TWPI. The AIA Group believes the primary reason for this increase is that household budgets came under pressure during the difficult and volatile economic conditions that prevailed during the second half of FY 2008, resulting in increased demand for protection-based insurance products. Whereas first year premiums for ordinary individual life insurance overall decreased 4.3 per cent., the AIA Group's operating unit in Hong Kong recorded a growth of 68.5 per cent., principally due to the launch of "Executive Life", a new suite of protection products. In addition, in the second half of FY 2008, the AIA Group's operating unit in Singapore experienced a shift back to demand for traditional ordinary life insurance products, primarily due to the economic slowdown and the resulting decline in equity market prices, as well as investment restrictions introduced by the Central Provident Fund discussed below.

Investment-linked insurance premiums increased 13.9 per cent. to USD2,532 million in FY 2008 from USD2,223 million in FY 2007. On a constant exchange rate basis, the increase was 13.2 per cent. The reporting segments driving this growth were the AIA Group's operations in Korea and Other Markets at 76.1 per cent. and 38.7 per cent., respectively. Its operating unit in Korea experienced significant demand for investment linked products, particularly with respect to variable universal life products. The increase in its operations in Other Markets was principally due to the expansion of the bancassurance distribution channel in Indonesia. Renewal premiums for investment-linked insurance products grew 35.0 per cent., while first year premiums and weighted single premiums increased 2.1 per cent. and decreased 37.3 per cent. respectively. The AIA Group believes that the increase in renewal premiums for investment-linked insurance products was due to customers with regular premium paying policies choosing to maintain their payments of regular premiums as markets declined, following a strategy of dollar cost averaging. The AIA Group believes that the decline in weighted single premiums, particularly in its operating unit in Hong Kong, reflected customers' reluctance to commit to new investment-linked savings products during times of uncertainty, such as the AIG Events, or market volatility.. Sales of single premium investment-linked products exceeded USD1,000 million for the first time in FY 2007 in the AIA Group's operations in Singapore, as policyholders re-invested savings from their Central Provident Fund Ordinary Accounts in search of higher returns. However, in April 2008, investment restrictions introduced by the Central Provident Fund on the use of Central Provident Fund Ordinary Accounts resulted in substantially lower weighted single premiums for investment-linked products for the remainder of FY 2008.

Standalone A&H insurance premiums increased 9.4 per cent. to USD1,426 million in FY 2008 from USD1,304 million in FY 2007. On a constant exchange rate basis, the increase was 14.1 per cent. The increase in standalone A&H insurance premiums was primarily driven by renewal premiums, led by the AIA Group's operating units in Korea, Other Markets and China at 18.0 per cent., 46.0 per cent. and 30.7 per cent., respectively. The AIA Group's operations in Korea were the largest contributor to this increase, as it was the largest market for its standalone A&H insurance products, representing 52.9 per cent. of the AIA Group's standalone A&H insurance business in FY 2008. The growth of standalone A&H renewal premiums in the AIA Group's Korean operations was 33.8 per cent. on a constant exchange rate basis, which more than offset the impact of the depreciation of the Korean Won against the U.S. Dollar in the second half of 2008. The increase in the AIA Group's operations in Other Markets was driven by growth in its operations in Australia, primarily resulting from higher sales achieved through greater focus on the IFA channel. In its operations in China, the increase was driven primarily by stable persistency and growth in sales of critical illness insurance products. Renewal premiums for standalone A&H insurance products increased 18.9 per cent. First year premiums for standalone A&H insurance products decreased 12.3 per cent., with the largest decrease in premiums attributable to the AIA Group's operating unit in Korea, exacerbated by the depreciation of the Korean Won against the U.S. Dollar offsetting growth in other geographical markets.

Group premiums were the AIA Group's fastest growing product line in FY 2008, increasing 40.4 per cent. to USD704 million from USD502 million in FY 2007. On a constant exchange rate basis, the increase was 35.5 per cent. The AIA Group's operating units in Other Markets, Singapore, Hong Kong and China had the highest growth with increases of 50.2 per cent., 33.4 per cent., 27.1 per cent. and 136.2 per cent., respectively, driven generally by successful acquisition of large corporate customers. The AIA Group's operations in Australia, which are aggregated as part of its Other Markets segment, represented 33.2 per cent. of overall group product business and grew 57.8 per cent. The increase occurred across all premium types with renewal premiums growing at 33.1 per cent., first year premiums at 71.4 per cent. and weighted single premiums at 28.0 per cent.

Other product lines, which consist of annuities and personal lines, collectively decreased 9.7 per cent. to USD102 million in FY 2008 from USD113 million in FY 2007. The decrease was primarily due to a decline in single premium annuities in Korean operations arising from the decline in the global capital markets in the fourth quarter of FY 2008 and the AIG Events.

Net Premiums, Fee Income and Other Revenues

	Year ended 30 November
	2007	2008
	(in US$ millions)
Net premiums.......................................................................................................................................	8,003	9,416
Fee income............................................................................................................................................	737	866
Other revenues.....................................................................................................................................	77	79

Total.................................................................................................................	8,817	10,361

Net premiums, which are premiums net of reinsurance ceded, increased 17.7 per cent. to USD9,416 million in FY 2008 from USD8,003 million in FY 2007. The increase in net premiums was primarily due to an increase in renewal premiums in all the AIA Group's major product lines and the continued expansion of its policyholder base. Moreover, in FY 2008, the AIA Group recaptured a portfolio of business written by the AIA group in Hong Kong which had been previously reinsured to another company in the AIG Group, as discussed further in "- Factors Affecting Certain of AIA's Geographical Markets in 2008" below.

Premiums ceded to reinsurers amounted to USD392 million in FY 2008 compared with USD833 million in FY 2007.

Fee income from investment-linked products increased 17.5 per cent. to USD866 million in FY 2008 from USD737 million in FY 2007, primarily due to growth in investment-linked insurance products and higher average fund values. Other revenues, largely consisting of asset management fees on pensions business, remained stable during this period.

Investment Income

	Year ended 30 November
	2007	2008
	(in US$ millions)
Investment income(1)
Interest income..........................................................................................................................	2,507	2,900
Dividend income.......................................................................................................................	174	181
Rental income............................................................................................................................	25	63

Total.................................................................................................................	2,706	3,144

(1)       Excludes investment income related to investment-linked contracts.

Investment income, excluding investment income from investment-linked contracts, increased 16.2 per cent. to USD3,144 million in FY 2008 from USD2,706 million in FY 2007, with Hong Kong, Thailand and Singapore recording increases of 26.4 per cent., 18.0 per cent. and 14.5 per cent., respectively. This increase mainly reflects the inflow of new funds, as well as stable yields from the allocation of shareholders' assets to fixed-income debt securities.

Net Insurance and Investment Contract Benefits

	Year ended 30 November
	2007	2008
	(in US$ millions)
Net insurance and investment contract benefits(1)
Insurance contract benefits.....................................................................................................	4,555	5,402
Net change in insurance and investment contract liabilities............................................	3,684	3,476

Insurance and investment contract benefits........................................................................	8,239	8,878
Insurance and investment contract benefits ceded............................................................	(653)	(248)

Total.................................................................................................................	7,586	8,630

(1)       Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts.

Insurance and investment contract benefits (excluding corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds, and investment income related to investment-linked contracts) increased 7.8 per cent. to USD8,878 million in FY 2008 from USD8,239 million in FY 2007, with Thailand, China and Singapore recording increases of 8.9 per cent., 25.6 per cent. and 8.2 per cent., respectively. The increase in insurance and investment contract benefits (excluding corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds, and investment income related to investment-linked contracts) was largely due to the reinsurance recapture in Hong Kong described below in "- Factors Affecting Certain of AIA's Geographical Markets in FY 2008," growing in-force portfolios across all the AIA Group's geographical markets and higher interest and dividends credited to policyholders in FY 2008. However, there was an increase in policy surrenders in the fourth quarter of FY 2008. Total surrenders in FY 2008 amounted to USD1,283 million, of which USD663 million arose in the fourth quarter, representing an approximate threefold increase in policy surrenders in that quarter compared with previous quarters. The AIA Group believes this reflected local customer concerns relating to the general economic downturn and the AIG Events in the fourth quarter of 2008 in certain geographical markets, as demonstrated by its persistency ratios. The persistency ratio declined from 93.9 per cent. at the start of FY 2008 before the AIG Events, to end the year at 89.3 per cent. The AIA Group believes the impact on its business was limited because, by the end of FY 2009, the ratio had improved to 95.1 per cent., above the levels the AIA Group experienced at the beginning of 2008. Claims also increased approximately 31.9 per cent. in FY 2008, mainly attributable to the reinsurance recapture in Hong Kong and growth of the in-force book in Australia relating to the AIA Group's insurance product line.

Insurance and investment contract liabilities ceded (or reinsured) decreased 62.0 per cent. to a recovery of USD248 million in FY 2008 from a recovery of USD653 million in FY 2007, primarily due to the reinsurance recapture described below in "- Factors Affecting Certain Geographical Markets in FY 2008"".

Commission and Other Acquisition Expenses

	Year ended 30 November
	2007	2008
	(in US$ millions)
Commission and other acquisition expenses
Commission and other acquisition expenses incurred.................................................	2,282	2,269
Deferral and amortisation of acquisition costs.............................................................	(1,335)	(706)

Total............................................................................................................	947	1,563

Commission and other acquisition expenses incurred decreased 0.6 per cent. to USD2,269 million in FY 2008 from USD2,282 million in FY 2007, in line with the decrease in first year and single premium sales.

The deferral and amortisation of acquisition costs decreased 47.1 per cent. to USD706 million in FY 2008 from USD1,335 million in FY 2007. The decrease reflects a higher charge for amortisation of acquisition costs, increasing 56.5 per cent. to USD1,387 million in FY 2008 from USD886 million in FY 2007. The higher charge was mainly due to lower assets under management, principally in Hong Kong and Singapore, as a result of the adverse market conditions prevailing in the second half of FY 2008, resulting in accelerated amortisation of acquisition costs.

Operating Expenses

	Year ended 30 November
	2007	2008
	(in US$ millions)
Operating expenses
Operating expenses excluding strategic initiative expenses................................................	962	1,064
Strategic initiative expenses......................................................................................................	-	25

Total...........................................................................................................	962	1,089

The AIA Group's operating expenses excluding strategic initiative expenses increased 10.6 per cent. to USD1,064 million in FY 2008 from USD962 million in FY 2007 which was principally driven by the reinsurance recapture described above in "- Investment Income" and higher employee benefit expenses (as headcount increased approximately 3 per cent. mainly in growing businesses such as Australia, Vietnam, Thailand and China). Costs of strategic initiatives in FY 2008 include costs associated with expansion of distribution channels, optimisation of backoffice support functions and increasing agency and customer services infrastructure in China to 127 centres in FY 2008 from 104 centres in FY 2007.

Investment Management Expenses and Finance Costs

	Year ended 30 November
	2007	2008
	(in US$ millions)
Investment management expenses and finance costs(1) :
Investment management expenses.......................................................................................	83	93
Finance costs.............................................................................................................................	203	159

Total.................................................................................................................	286	252

(1)       Excludes investment management expenses related to investment-linked contracts.

The AIA Group's investment management expenses and finance costs decreased 11.9 per cent. to USD252 million in FY 2008 from USD286 million in FY 2007. This decrease was principally the result of lower financing costs relating to securities lending and repurchase agreements, as the AIA Group continued to reduce its participation in securities lending and repurchase agreements. The AIA Group's investment management expenses were higher in FY 2008 compared to FY 2007, partly due to a payment of USD15 million under a profit share arrangement which has subsequently been terminated.

Operating Profit
As a result of the foregoing, operating profit increased 11.5 per cent. to USD1,943 million in FY 2008 from USD1,742 million in FY 2007. As discussed above, the increase in operating profit was primarily due to growth in renewal premiums and increased investment income, which collectively increased at a faster rate than the AIA Group's expense base and the impact of the increased level of surrenders in the fourth quarter of FY 2008, as well as the beneficial effect of the reinsurance recapture in Hong Kong. Excluding the effects of securities lending, from which the AIA Group withdrew in FY 2009, the AIA Group's operating profit would have been USD1,949 million in FY 2008, compared with USD1,739 million in FY 2007.

Tax Expense on Operating Profit

The AIA Group operates in 15 principal jurisdictions, each with its own tax regime, and the change in the tax expense (or credit) from one year to the next is affected by changes in the mix of income by jurisdiction. The impact of the change in the mix of income by jurisdiction together with a tax credit of USD41 million relating to a change of tax law in Malaysia, a reduction in the corporate tax rate in Korea, which will fall to 22 per cent. from 2012, which reduced deferred tax liabilities, and the tax savings from consolidated tax filing in China reduced its weighted average corporate tax rate on operating profit to approximately 18 per cent. in FY 2008 from approximately 26 per cent. in FY 2007.
Profit/(Loss) Before Tax
Profit before tax fell 101.2 per cent. to a loss of USD32 million in FY 2008 compared to a profit before tax of USD2,579 million in FY 2007. This decrease was primarily driven by adverse non-operating investment return arising from a decrease in the market value of the AIA Group's investment portfolio in FY 2008 of USD2,412 million compared to a gain of USD837 million in FY 2007. This loss in FY 2008 was partially offset by a USD447 million gain on settlement of the reinsurance recapture in Hong Kong.  For more information, please see "- Factors Affecting Certain of the Geographical Markets in FY 2008" in this section.

Income Tax

	Year ended 30 November
	2007	2008
Current income tax..........................................................................................................................	464	401
Deferred income tax........................................................................................................................
Temporary differences..........................................................................................................	187	(571)
Release of withholding tax provision.................................................................................	-	(275)

Tax expense/(credit).........................................................................................................................	651	(445)

Of which:
Tax expense/(credit) attributable to policyholders returns.......................................................	70	(90)
Tax expense/(credit) attributable to shareholders' profits........................................................	581	(355)

	651	(445)

Current income tax decreased 13.6 per cent. to USD401 million in FY 2008 from USD464 million in FY 2007. The amount of current taxes paid on the AIA Group's overseas operations was primarily attributable to its operations in Thailand and Korea, where the local corporate tax rates are among the highest in the region and local tax rules for life insurance companies accelerate the recognition of profits generating current taxes.

Excluding the release of the withholding tax provision, the AIA Group had a deferred income tax credit of USD571 million in FY 2008 compared with a deferred income tax charge of USD187 million in FY 2007, reflecting a decline in the market value of its investments and the impact of the items set out above affecting its weighted average corporate tax rate.

A USD275 million withholding tax provision was released in FY 2008 as a result of the clarification of a tax treaty.

Net Profit

Net profit decreased 78.7 per cent. to USD408 million in FY 2008 from USD1,914 million in FY 2007. The decline was primarily due to a negative non-operating investment return of USD2,412 million caused by declining market values, of which USD87 million was attributable to the AIA Group's securities lending activities, from which it withdrew in FY 2009, partially offset by the increase in operating profit after tax, a USD447 million gain arising on the reinsurance recapture in Hong Kong and the release of the provision for withholding tax of USD275 million discussed above. Excluding the effects of its securities lending activities, from which it withdrew in FY 2009, the AIA Group's net profit would have been USD501 million in FY 2008, compared with USD1,911 million in FY 2007.

Significant Events During Fourth Quarter FY 2008
During the fourth quarter of FY 2008, following the AIG Events, credit spreads widened and equity capital markets declined significantly. As a direct consequence of these events, the AIA Group experienced a sharp increase in surrenders of its products, in particular ordinary life insurance products, in certain of its Key Markets, such as Hong Kong, Singapore, Korea and Thailand.

In light of the AIA Group's customers' concerns about its financial strength as a result of the AIG Events, the AIA Group took remedial action to rebuild customer confidence in its viability and financial strength and the financial security offered by its products. Despite these actions, new business production decreased across all product lines, in particular the investment-linked business in Hong Kong and Singapore, and the AIA Group experienced a significant increase in surrenders. After its peak in September 2008, surrender activity decreased significantly as customer concerns were allayed. This temporary increase in surrender activity had an adverse effect on the AIA Group's persistency, which declined sharply from 93.9 per cent. at the start of FY 2008, following the AIG Events of September 2008, to 89.3 per cent. at the end of FY 2008, before recovering during FY 2009, to end that year at 95.1 per cent.

The AIG Events had a particularly significant impact on the AIA Group's results of operations in FY 2008, and in particular:
.
decline in new business production of single premium investment-linked products, especially in Hong Kong and Singapore.

New business activities improved in FY 2009, particularly in the second half of the year, as demonstrated by growth in first year premiums and single premiums products in most of the AIA Group's geographical markets. Trends in each of the geographical markets in FY 2009 are discussed in greater detail in " - Segmental Information" in this section.

.
A short term increase in surrender fee income as such income more than offset the accelerated amortisation of DAC on the surrendered policies. In particular, annuity surrenders in Korea, which operated under the AIG brand during that period, were approximately USD1,023 million in FY 2008, compared with USD250 million in FY 2007.

Surrender trends have improved in FY 2009 with the persistency ratio of the AIA Group's overall in-force policies increasing to 93.4 per cent. in the second half of FY 2009 compared with 91.4 per cent. in the second half of FY 2008 (excluding Philam which joined the AIA Group in November 2009).

.
The AIA Group accelerated a planned reorganisation and retrenchment programme resulting in a restructuring cost of USD10 million being recognised in FY 2008, in order to reduce the future run rate of operating expenses.

This  reduced the AIA Group's headcount by approximately 200 and contributed to an improvement in its expense ratio to 8.4 per cent. in FY 2009 from 8.9 per cent. in FY 2008, despite a 148.0 per cent. increase in spending on strategic initiatives during the year.

Factors Affecting Certain of AIA's Geographical Markets in FY 2008
In Hong Kong the AIA Group recaptured a portfolio of reinsurance business which had previously been reinsured to another company in the AIG Group. The recapture had no impact on TWPI since this is stated before the effects of ceded reinsurance but had a material impact on the AIA Group's results of operations, contributing approximately USD90 million to operating profit in FY 2008 compared with FY 2007. This is because the recapture took place at the end of the first quarter of FY 2008, and consequently results of operations in FY 2008 reflected one quarter in which the reinsurance was in place and three quarters after it had ceased. In addition the AIA Group recognised a gain of USD447 million arising on the recapture, which is not reflected in operating profit because of its one-time nature. The gain arose because the fair value of financial assets received on recapture exceeded the insurance and investment contract liabilities, deferred acquisition and origination costs and the recapture fee of USD190 million.

In Singapore the AIA Group experienced strong growth in investment-linked products in FY 2007 and the first half of FY 2008. In the second half of FY 2008, Singapore experienced a shift back to demand for traditional ordinary life insurance products, primarily due to the economic slowdown and the resulting decline in equity market prices, as well as the changes to the regulations relating to the Central Provident Fund. Sales of single premium investment-linked products exceeded USD1,000 million for the first time in FY 2007 as policyholders reinvested savings from their Central Provident Fund in search of higher returns. In April 2008, a change in Central Provident Fund regulations introduced restrictions on the use of Central Provident Fund Ordinary Accounts, thereby resulting in substantially lower sales of single premium investment-linked products for the remainder of FY 2008. New business activities improved during FY 2009 as demonstrated by growth in first year premiums and single premiums products described in " -  Segmental Information - Singapore - Year Ended 30 November 2009 Compared with Year Ended 30 November 2008" in this section.

In China the AIA Group's operating expenses increased 35.4 per cent. to USD172 million in FY 2008 from USD127 million in FY 2007 due to increased headcount from an expansion of its operations and an increase in its agency and customer services infrastructure to 127 centres in FY 2008 from 104 centres in FY 2007. This contributed to the growth in TWPI from the AIA Group's branch network in China during FY 2009 is discussed further in " - Segmental Information - China - Year Ended 30 November 2009 Compared with Year Ended 30 November 2008" in this section.

Discussion of Selected Balance Sheet Information
Assets
The AIA Group's total assets as of 30 November 2008 amounted to USD72,009 million, compared with USD88,192million as of 30 November 2007. This decrease primarily reflected the decline in market value of its financial investments, the majority of which were carried at fair value.

The table below sets forth the AIA Group's financial investments by asset class and type of business as of dates indicated.

	As of 30 November
	2007				2008
	Policyholder and shareholder		Investment- linked	Total	Policyholder and shareholder		Investment- linked	Total
	Other policyholder and shareholder	Participating funds			Other policyholder and shareholder	Participating funds
	(in US$ millions)
Financial investments includes:
Debt securities
Available for sale............	30,955	-	-	30,955	29,934	-	-	29,934
At fair value through profit or loss............	1,148	10,813	1,488	13,449	852	10,070	1,467	12,389

Total debt securities......................	32,103	10,813	1,488	44,404	30,786	10,070	1,467	42,323

E quity securities
Available for sale............	2,520	-	-	2,520	87	-	-	87
At fair value through profit or loss............	4,258	2,321	11,040	17,619	1,855	1,123	5,682	8,660

Total equity securities..........	6,778	2,321	11,040	20,139	1,942	1,123	5,682	8,747

Loans and receivables........	4,431	1,136	98	5,665	2,906	986	110	4,002
Derivative financial instruments......	175	247	-	422	165	87	-	252

Total financial investments......	43,487	14,517	12,626	70,630	35,799	12,266	7,259	55,324

All debt and equity securities are carried at fair value and, consequently, the values reported in the AIA Group's financial information reflect current market values as of the end of each reporting period. Despite net sales and purchases of debt and equity securities of USD6,045 million in FY 2008 and receipt of the investment portfolio of USD2,967 million arising on the reinsurance recapture in FY 2008, the total carrying value of the AIA Group's financial investments decreased to USD55,324 million as of 30 November 2008 compared to USD70,630 million as of 30 November 2007.

Other policyholder and shareholder investments comprise mainly available for sale debt securities. Of the USD1,317 million reduction in the value of these debt securities in FY 2008, USD142 million related to impairments, and a further USD90 million related to other gains and losses realised during the year, with the balance consisting of fair value movements and disposals made during the year.

Financial investments backing the AIA Group's insurance contract liabilities in participating funds are shown under the column "Participating funds" in the table above. The decrease in financial investments in participating funds to USD12,266 million as of 30 November 2008 from USD14,517 million as of 30 November 2007 mainly reflected the general decline in asset prices that occurred towards the end of FY 2008.

Financial investments backing investment-linked contract liabilities are shown under the column "Investment-linked" in the table above. The investment risk in respect of investment-linked contract assets is generally wholly borne by the AIA Group's customers, and does not affect the profit for the year attributable to AIA's shareholders, except for asset management fees earned on account balances. The decrease in financial investments in respect of investment-linked contracts as of 30 November 2008 compared with 30 November 2007 was mainly due to the general decline in asset prices that occurred towards the end of FY 2008, which was partially offset by net new premiums paid by policyholders of USD1,183 million.

The AIA Group's debt securities had a fair value of USD42,323 million as of 30 November 2008, compared with USD44,404 million as of 30 November 2007. This decrease was primarily due to declines in market values as a result of increased credit spreads under adverse market conditions and disposals made during the year. Government bonds or bonds issued by governmental agencies accounted for 53.0 per cent. of the AIA Group's debt securities as of 30 November 2008, compared with 52.1 per cent. as of 30 November 2007. In addition, investment-grade corporate bonds and structured securities accounted for 44.0 per cent. of its debt securities as of 30 November 2008, compared with 44.4 per cent. as of 30 November 2007.

The AIA Group's available for sale equity securities had a fair value of USD87 million as of 30 November 2008, compared with USD2,520 million as of 30 November 2007. The AIA Group's available for sale equity securities consist solely of shares in AIG. The decline in fair value primarily reflects the significant decline in AIG's share price during FY 2008.

The AIA Group's equity securities at fair value through profit or loss had a fair value of USD8,660 million as of 30 November 2008, compared with USD17,619 million as of 30 November 2007. This decrease was principally a result of declines in prices in the global and major Asian equity markets during the latter part of FY 2008. The majority of its equity securities at fair value through profit or loss are held to back its investment-linked contract liabilities, the investment risk for which is wholly borne by policyholders.

The AIA Group's loans and receivables outstanding were USD4,002 million as of 30 November 2008, compared with USD5,665 million as of 30 November 2007. This decrease was primarily due to repayments of inter-company loans of USD1,560 million from other subsidiaries of AIG.

Within the AIA Group's Assets - other than the above,, cash and cash equivalents increased to USD4,164 million as of 30 November 2008 from USD2,583 million as of 30 November 2007, reflecting de-risking of its investment portfolio during FY 2008, in response to adverse conditions in both debt and equity markets in the fourth quarter of 2008.

Liabilities

	Year ended 30 November
	2007	2008
	(in US$ millions)

Insurance and investment contract liabilities................................................................................	63,666	57,056
Borrowings...........................................................................................................................................	1,461	661
Obligations under securities lending and repurchase agreements.............................................	5,395	2,718
Liabilities - other than the above...................................................................................................	4,179	2,656

Total liabilities...................................................................................................	74,701	63,091

The AIA Group's total liabilities as of 30 November 2008 were USD63,091 million, compared with USD74,701 million as of 30 November 2007. This decrease primarily reflected lower insurance and investment contract liabilities, and lower borrowings and obligations under securities lending, and a reduction in other liabilities. The decrease in insurance and investment contract liabilities was principally due to the movement in investment-linked contract liabilities comprising the investment return on the matching assets, net deposits or withdrawals, fees charged against account balances and the effects of foreign exchange translation. The decrease in borrowings was mainly due to the repayment of loans to subsidiaries of AIG as long-term notes matured. The decrease in obligations under securities lending and repurchase agreements primarily reflected lower securities lending to related parties and third parties, and lower obligations under repurchase agreements. The decrease in liabilities other than the above was principally due to a decrease in deferred tax liabilities.

Equity
The AIA Group's total equity attributable to shareholders of AIA, was USD8,908 million as of 30 November 2008, compared with USD13,440 million as of 30 November 2007. This decrease is primarily related to the decrease in the fair value and foreign currency translation reserves, offsetting an increase in issued share capital and shares yet to be issued and other reserves. Issued share capital, shares yet to be issued, share premium, and other reserves increased to USD1,434 million in FY 2008 from USD699 million in FY 2007, primarily due to a capital injection from the AIG Group of USD731 million as well as capitalisation of dividends and a capital contribution in connection with share based compensation plans. The decrease in the fair value reserve of USD4,534 million was primarily due to unrealised movements in the fair value of available for sale financial investments, particularly its holdings of AIG shares. The decrease in the foreign currency translation reserve of USD796 million was due to a strengthening of the U.S. Dollar in FY 2008. Retained earnings increased by USD63 million for FY 2008, consisting of net profit attributable to shareholders of AIA Group,  of USD408 million, less dividends paid of USD346 million.

SEGMENTAL INFORMATION
This section provides performance highlights of each of the AIA Group's reporting segments. The reporting segments are categorised as follows: (i) each Key Market; (ii) combined results for Other Markets; and (iii) Corporate and Other reporting segment. The Key Markets consist of: Hong Kong (including Macau); Thailand; Singapore (including Brunei); Korea; Malaysia; and China. The Other Markets segment consists of the combined results of Australia, the Philippines, Indonesia, Vietnam , New Zealand, Taiwan and the AIA Group's interest in its joint venture in India. The Corporate and Other segment includes the AIA Group's corporate functions, shared services, and elimination of intragroup transactions.

Hong Kong

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

TWPI..................................................................................................................................	2,845	2,916	2,861

Investment income(1) .....................................................................................................	607	767	779
Operating expenses .......................................................................................................	133	183	163
Operating profit .............................................................................................................	408	590	698
Operating profit after tax(2) ...........................................................................................	368	568	653

Allocated segment equity..............................................................................................	2,646	3,573	4,164
Net capital in/(out) flow(3) ............................................................................................	(7)	684	(30)

Ratios:
Expense ratio.........................................................................................................	4.7%	6.3%	5.7%
Operating margin.................................................................................................	14.3%	20.2%	24.4%
Operating return on allocated equity...............................................................	15.5%	18.3%	16.9%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating profit after tax is the amount attributable to shareholders of AIA, excluding the amount attributable to non-controlling interests.
(3)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium........................................................................................................	2,274	2,455	2,487
First year premium......................................................................................................	482	414	357
Weighted single premium (10% of single premium).............................................	89	47	17

Total.........................................................................................................................................	2,845	2,916	2,861

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008
Hong Kong is the AIA Group's largest geographical market based on TWPI, generating 24.6 per cent. of total TWPI in FY2009 and more than USD2,400 million of renewal premiums in both FY2009 and FY2008. Ordinary individual life insurance and investment-linked products represented 52.5 per cent. and 37.6 per cent., respectively, of total TWPI generated in Hong Kong during FY2009 as compared with 47.0 per cent. and 43.3 per cent., respectively, in FY2008.

Between FY2008 and 2009 renewal premiums increased as persistency remained largely stable, while first year premiums and weighted single premiums decreased, largely driven by a fall in demand for investment-linked products in the first half of FY2009 as customers responded to the volatility in global equity and debt markets. Demand for investment-linked products improved significantly in the second half of FY2009, with growth in first year premiums and weighted single premiums of 68.9 per cent. and 149.9 per cent., respectively, compared with the first half of FY2009. First year premiums in respect of ordinary individual life insurance also increased by 138.3 per cent. in the second half of FY2009 compared with the first half of the year following the launch of an enhanced regular savings product with critical illness benefits. Ordinary individual life remains the AIA Group's most significant product line, with TWPI increasing to USD1,503 million in FY2009, as compared with USD1,370 million in FY2008, an increase of 9.7 per cent., accounting for 52.5 per cent. of total TWPI in FY2009, as compared with 47.0 per cent. in FY2008.

Investment income grew 1.6 per cent. to USD779 million in FY 2009 from USD767 million in FY 2008 due to an increase in the average size of the investment portfolio following the recapture of an intragroup reinsurance arrangement in March 2008 and positive results of operations in FY 2009. For more information regarding the recapture see "- Segmental Information - Hong Kong - Year Ended 30 November 2008 Compared with Year Ended 30 November 2007" in this section.

Operating expenses decreased 10.9 per cent. to USD163 million in FY 2009 compared with USD183 million in FY 2008 due to the inclusion of certain non-recurring items in FY 2008. The reduction in operating expenses had a positive impact on the expense ratio which improved to 5.7 per cent. in FY 2009 compared with 6.3 per cent. in FY 2008.

Operating profit grew by 18.3 per cent. and operating profit after tax grew by 15.0 per cent. to USD698 million and USD653 million, respectively, in FY 2009 from USD590 million and USD568 million, respectively, in FY 2008, mainly due to the full year beneficial impact of the reinsurance recapture in FY 2009, lower DAC amortisation as assets under management increased reflecting the strong recovery in investment performance in FY 2009, higher policy surrenders in the first quarter of FY 2009 and reduced finance costs. Investment management expenses and finance costs in FY 2009 of USD52 million decreased 63.1 per cent. from the USD141 million incurred in FY 2008 as the AIA Group wound down and withdrew from securities lending activities during the year.

Operating margin improved to 24.4 per cent. in FY 2009 from 20.2 per cent. in 2008, in line with the increase in operating profit.

Operating return on allocated equity decreased to 16.9 per cent. in FY 2009 from 18.3 per cent. in FY 2008, despite the increase in operating profit after tax, due to the retention of surplus capital in the principal insurance business in Hong Kong. Allocated segment equity is stated after the effects of a dividend remittance to the AIA Group of USD20 million from the pensions trustee business during FY 2009, and a further USD10 million from the other operations in Hong Kong.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007
TWPI increased 2.5 per cent. to USD2,916 million in FY 2008 from USD2,845 million in FY 2007. This increase was primarily driven by growth in renewal premiums as a result of stable persistency, partially offset by lower first year and weighted single premiums. In the first half of FY 2008, the AIA Group experienced growth in first year and weighted single premiums. However, in the second half of FY 2008, its first year and weighted single premiums fell significantly due to lower demand which the AIA Group believes resulted from the economic downturn and the AIG Events. The AIA Group introduced a new suite of protection products called "Executive Life" in FY 2008, which had a partial mitigating effect, as it increased sales of its ordinary individual life insurance products.  As a result, TWPI for ordinary life products increased to USD1,370 million in FY 2008, from USD1,348 million in FY 2007, with first year premiums increasing by 66.7 per cent., from USD57 million in FY 2007 to USD95 million in FY 2008.

The AIA Group also recaptured a portfolio of reinsurance business which had previously been reinsured to another company in the AIG Group. The recapture had no impact on TWPI since this is stated before the effects of ceded reinsurance but had a material impact on the AIA Group's results of operations, contributing an estimated USD90 million to operating profit in FY 2008 compared with FY 2007. This is because the recapture took place at the end of the first quarter of FY 2008, and so the results of operations of FY 2008 reflected one quarter in which the reinsurance was in place and three quarters after it had ceased. In addition the AIA Group recognised a gain of USD447 million arising on the recapture, which is not reflected in operating profit before and after tax because of its one time nature. The gain arose because the fair value of financial assets received on recapture exceeded the insurance and investment contract liabilities, deferred acquisition and origination costs and the recapture fee of USD190 million.

Investment income (excluding investment income from investment-linked contracts) increased 26.4 per cent. to USD767 million in FY 2008 from USD607 million in FY 2007, with the substantial majority of this increase attributable to the reinsurance recapture. As part of this recapture, the AIA Group received a USD2,967 million portfolio of financial investments in FY 2008 which was previously held to match the liabilities ceded by the AIA Group on which investment returns were earned for the last three quarters in FY 2008.

Operating expenses increased 37.6 per cent. to USD183 million in FY 2008 from USD133 million in FY 2007, with a portion of this increase attributable to the reinsurance recapture, related to the operating expenses on the ceded business. Operating expenses were also impacted by strategic initiative expenses to broaden the AIA Group's distribution channels and build wealth management capabilities. The AIA Group's expense ratio increased to 6.3 per cent. in FY 2008 from 4.7 per cent. in FY 2007.

Operating profit  increased 44.6 per cent. to USD590 million in FY 2008 from USD408 million in FY 2007. This increase was primarily due to the reinsurance recapture, which contributed approximately USD90 million to operating profit in FY 2008 as a result of more business being retained by the AIA Group, higher investment income and fees on surrenders following the AIG Events. Surrender fees more than offset the acceleration of DAC amortisation relating to surrenders. Surrenders during the fourth quarter of FY 2008 were approximately 1.4 times that experienced in the entire FY 2007, particularly in respect of ordinary life products. The growth in operating profit was greater than the growth in TWPI, and the AIA Group's operating margin increased to 20.2 per cent. in FY 2008 from 14.3 per cent. in FY 2007.

Operating return on allocated equity increased to 18.3 per cent. in FY 2008 from 15.5 per cent. in FY 2007. The  increase in operating profit after tax in FY 2008 was partially offset by the impact of a net capital contribution into the AIA Group's Hong Kong operations of USD684 million.

Thailand

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI..................................................................................................................................	2,164	2,351	2,373

Investment income(1) .....................................................................................................	557	657	640
Operating expenses........................................................................................................	114	132	135
Operating profit..............................................................................................................	401	424	358
Operating profit after tax(2) ...........................................................................................	275	303	251

Allocated segment equity..............................................................................................	2,736	2,448	2,919
Net capital in/(out) flow(3) ............................................................................................	(61)	(74)	(175)

Ratios:
Expense ratio.........................................................................................................	5.3%	5.6%	5.7%
Operating margin.................................................................................................	18.5%	18.0%	15.1%
Operating return on allocated equity...............................................................	11.0%	11.7%	9.4%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating profit after tax is the amount attributable to shareholders of AIA, excluding the amount attributable to non-controlling interests.
(3)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium.......................................................................................................	1,853	2,009	2,024
First year premium......................................................................................................	301	326	337
Weighted single premium (10% of single premium).............................................	10	16	12

Total.........................................................................................................................................	2,164	2,351	2,373

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

Thailand is the AIA Group's second largest market based on TWPI and represented 20.4 per cent. of total TWPI in FY 2009. TWPI in Thailand is substantially generated by ordinary individual life insurance products, including accident and health insurance policy riders.

TWPI increased 0.9 per cent., or 4.1 per cent. on a constant exchange rate basis, to USD2,373 million in FY 2009 from USD2,351 million in FY 2008 largely due to growth in renewal and first year premiums. Renewal premiums increased across all product lines mainly as a result of stable persistency in FY 2009, while first year premiums were up 3.4 per cent., or 6.7 per cent. on a constant exchange rate basis, as a result of continuing demand for ordinary individual life insurance products. First year premiums in respect of ordinary individual life insurance products grew 40.1 per cent., or 34.4 per cent. on a constant exchange rate basis, in the second half of FY 2009 as compared with the first half of FY 2009. The AIA Group believes this was due to the general improvement in the Thai economy and higher productivity of the agency distribution channel.

Investment income decreased 2.6 per cent. to USD640 million in FY 2009 as compared with USD657 million in FY 2008 partly due to the effects of foreign exchange rates; on a constant exchange rate basis, investment income increased 1.1 per cent. year-on-year. Investment income was adversely affected by lower dividends on equity investments in FY 2009.

Operating expenses increased marginally to USD135 million in FY 2009 from USD132 million. As a result, the expense ratio remained largely stable at 5.7 per cent. in FY 2009 compared with 5.6 per cent. in FY 2008.

Operating profit and operating profit after tax decreased to USD358 million and USD251 million, respectively, in FY 2009 from USD424 million and USD303 million, respectively, in FY 2008, primarily reflecting the effects of depreciation of the Thai Baht during FY 2009. In addition, operating profit in FY 2008 benefited from USD12 million of surrender gains following the AIG Events in the last quarter of 2008, whereas there were incurred losses on surrenders of USD14 million in the first quarter of FY 2009.

Operating margin decreased to 15.1 per cent. in FY 2009 from 18.0 per cent. in FY 2008 reflecting the decrease in operating profit. Operating return on allocated equity decreased to 9.4 per cent. in FY 2009 from 11.7 per cent. in FY 2008 reflecting the deterioration in operating margin and higher allocated segment equity. Allocated segment equity increased to USD2,919 million as of 30 November 2009 from USD2,448 million as of 30 November 2008 reflecting contribution from positive results of operations and a significant improvement in non-operating investment return from a loss after tax of USD445 million in FY 2008 to a gain after tax of USD403 million. The improvement in non-operating investment return was mainly attributable to the recovery in market values of Thai equity securities, the carrying value of which increased from USD781 million at 30 November 2008, to USD1,323 million at 30 November 2009. Allocated segment equity reflected capital repatriation of USD180 million of allocated equity from the AIA Group's Thai operations during the year.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

The AIA Group's core operations in Thailand were not significantly affected by the global economic slowdown and political demonstrations in Thailand in FY 2008. TWPI increased 8.6 per cent. to USD2,351 million in FY 2008 from USD2,164 million in FY 2007. On a constant exchange rate basis, the growth was 4.5 per cent. The increase was generated across renewal premium, first year premium and weighted single premium products, particularly ordinary individual life insurance. Renewal premiums increased across all product lines with an overall increase of 8.4 per cent. to USD2,009 million in FY 2008 from USD1,853 million in FY 2007. First year premiums increased 8.3 per cent. to USD326 million in FY 2008 from USD301 million in FY 2007 primarily due to growth in the bancassurance and agency distribution channels. Single premiums grew 60.0 per cent. to USD16 million in FY 2008 from USD10 million in FY 2007, primarily due to the launch of limited offer endowment products.

Investment income (excluding investment income from investment-linked contracts) increased 18.0 per cent. to USD657 million in FY 2008 from USD557 million in FY 2007, principally due to higher average invested assets and steady investment returns.

Operating expenses increased 15.8 per cent. to USD132 million in FY 2008 from USD114 million in FY 2007, primarily due to an appreciation in the Thai Baht against the U.S. Dollar and to a lesser extent due to strategic initiatives. The  expense ratio increased to 5.6 per cent. in FY 2008 from 5.2 per cent. in FY 2007.

Operating profit increased 5.7 per cent. to USD424 million in FY 2008 from USD401 million in FY 2007. This increase was principally the result of growth in premiums, an associated increase in investment income and an increase in surrender fees following the AIG Events which more than offset the resulting acceleration of DAC amortisation. Surrenders during the fourth quarter of FY 2008 were significantly higher than that experienced in the entire FY 2007, particularly in respect of ordinary life products. Despite an increase in operating profit, operating margin decreased to 18.0 per cent. in FY 2008 from 18.5 per cent. in FY 2007 as operating expenses rose faster than TWPI.

Operating return on allocated equity increased marginally to 11.7 per cent. in FY 2008 from 11.0 per cent. in FY 2007 reflecting stable growth in operating profit after tax and TWPI in FY 2008.

Singapore

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI........................................................................................................................................	1,514	1,641	1,524

Investment income(1) ...........................................................................................................	538	616	609
Operating expenses..............................................................................................................	95	129	91
Operating profit....................................................................................................................	348	333	356
Operating profit after tax(2) ................................................................................................	280	233	264

Allocated segment equity...................................................................................................	1,076	978	1,526
Net capital in/(out) flow(3) ..................................................................................................	(319)	(45)	220

Ratios:
Expense ratio...............................................................................................................	6.3%	7.9%	6.0%
Operating margin.......................................................................................................	23.0%	20.3%	23.4%
Operating return on allocated equity.....................................................................	25.9%	22.7%	21.1%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating profit after tax is the amount attributable to shareholders of AIA, excluding the amount attributable to non-controlling interests.
(3)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium.............................................................................................................	1,280	1,407	1,373
First year premium............................................................................................................	115	139	111
Weighted single premium (10% of single premium)...................................................	119	95	40

Total...............................................................................................................................................	1,514	1,641	1,524

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

Singapore accounted for 13.1 per cent. of TWPI in FY 2009 as compared with 13.4 per cent. in FY 2008. TWPI decreased 7.1 per cent., or 4.0 per cent. on a constant exchange rate basis, to USD1,524 million in FY 2009 from USD1,641 million in FY 2008 largely as a result of a fall in demand for investment-linked products. TWPI for investment-linked products fell 26.4 per cent., or 23.8 per cent. on a constant exchange rate basis, as sales in the first half of FY 2008 were boosted by strong growth prior to the introduction of reduced investment options on Central Provident Fund ordinary accounts in April 2008. Sales of investment-linked products improved in the second half of FY 2009 as various sales promotions and launched wealth management products to target high net worth individuals were introduced. These initiatives resulted in growth in first year premiums and weighted single premiums of 29.9 per cent. and 183.2 per cent., respectively, between the first and second halves of 2009. TWPI in respect of ordinary individual life products remained stable at USD1,119 million in FY 2009, as compared with USD1,169 million in FY 2008, a decline of 4.3 per cent., or 1.2 per cent. on a constant exchange rate basis, accounting for 73.4 per cent. of total TWPI in FY 2009, as compared with 71.2 per cent. in FY 2008.

Investment income decreased 1.1 per cent. to USD609 million in FY 2009 from USD616 million in FY 2008 mainly as a result of the depreciation of the average exchange rate of the Singaporean Dollar against the U.S. Dollar, lower dividend income and because  cash balances were used to repay obligations under repurchase agreements, foregoing investment income in order to reduce finance costs. On a constant exchange rate basis, investment income increased 2.4 per cent. during the year.

Operating expenses fell 29.5 per cent. to USD91 million in FY 2009 from USD129 million in FY 2008 as savings in salaries and related expenses were achieved through greater operational efficiency, such as the transfer of certain support functions to a shared service centre in Malaysia. Moreover, operating expenses in FY 2008 included non-recurring items and, as a result, operating expenses in FY 2009 fell to a level more comparable to FY 2007. This resulted in an improvement in expense ratio to 6.0 per cent. in FY 2009 from 7.9 per cent. in FY 2008, despite the decrease in TWPI.

Operating profit and operating profit after tax increased to USD356 million and USD264 million, respectively, in FY 2009, from USD333 million and USD233 million, respectively, in FY 2008, mainly attributable to the improvement in expense ratio and a decrease in commission and other acquisition expenses during FY 2009, whereas FY 2008 was adversely affected by accelerated DAC amortisation of USD38 million arising from higher than expected surrenders in the aftermath of the AIG Events in the fourth quarter of 2008.

The increase in operating profit led to an improvement in the operating margin to 23.4 per cent. in FY 2009 from 20.3 per cent. in 2008. Despite this increase, operating return on allocated equity fell to 21.1 per cent. in FY 2009 compared to 22.7 per cent. in FY 2008 reflecting an increase in allocated segment equity from the retention of earnings and a capital injection of USD220 million to increase the regulatory capital position of the Singapore operations.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

In FY 2007 and the first half of FY 2008, the AIA Group's operations in Singapore experienced strong growth in investment-linked products. Sales of single premium investment-linked products exceeded USD1,000 million for the first time in FY 2007 as policyholders reinvested savings from their Central Provident Fund Ordinary Accounts in search of higher returns. In April 2008, investment restrictions introduced by the Central Provident Fund on the use of Central Provident Fund Ordinary Accounts resulted in substantially lower sales of single premium investment-linked products for the remainder of FY 2008. In the second half of FY 2008, the AIA Group's operations in Singapore experienced a shift back to demand for traditional ordinary life insurance products, primarily due to the economic slowdown and the resulting decline in equity market values, as well as the investment restrictions introduced by the Central Provident Fund.  As a result, TWPI for ordinary individual life increased to USD1,169 million in FY 2008, from USD1,096 million in FY 2007, accounting for 71.2 per cent. of TWPI in FY 2008, as compared with 72.4 per cent. in FY 2007.

Overall, TWPI increased 8.4 per cent. to USD1,641 million in FY 2008 from USD1,514 million in FY 2007. On a constant exchange rate basis, the growth was 1.1 per cent. The increase was primarily due to a rise in renewal premiums as a result of stable persistency and growth in first year premiums in all major lines of business, particularly following the launch of the "Smart Growth" and "Achiever" ordinary life insurance products. This growth was partially offset by lower sales of weighted single premium investment-linked products.

Investment income (excluding investment income from investment-linked contracts) increased 14.5 per cent. to USD616 million in FY 2008 from USD538 million in FY 2007, mainly due to inflow of new funds, as well as stable yields from the allocation of shareholders' assets to debt securities.

The AIA Group's operating expenses increased 35.8 per cent. to USD129 million in FY 2008 from USD95 million in FY 2007, primarily due to increased expenses of approximately USD9 million relating to several strategic initiatives to grow the agency distribution channel, build new distribution channels and improve wealth management capabilities and operational efficiency, a provision, and the effects of the appreciation of the Singapore dollar against the U.S. Dollar. The AIA Group's expense ratio increased to 7.9 per cent. in FY 2008 from 6.3 per cent. in FY 2007.

The AIA Group's operating profit decreased 4.3 per cent. to USD333 million in FY 2008 from USD348 million in FY 2007, primarily due to an acceleration of DAC amortisation, lower assets under management and an increase in operating expenses. These factors more than offset the fee income arising on surrenders, which were higher in the fourth quarter of FY 2008 compared to that recorded in FY 2007 following the AIG Events, particularly in respect of ordinary life products. This led to a decrease in operating margin to 20.3 per cent. in FY 2008 from 23.0 per cent. in FY 2007, and a decrease in operating profit after tax.

Operating return on allocated equity declined to 22.7 per cent. in FY 2008 from 25.9 per cent. in FY 2007 reflecting lower operating profit after tax and allocated segment equity.

Malaysia

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI..................................................................................................................................	667	727	707

Investment income(1) .....................................................................................................	200	230	223
Operating expenses........................................................................................................	52	64	58
Operating profit..............................................................................................................	123	123	150
Operating profit after tax..............................................................................................	85	112	106
Allocated segment equity.............................................................................................	379	437	504
Net capital in/(out) flow(2) .............................................................................................	(51)	(28)	(54)

Ratios:
Expense ratio.........................................................................................................	7.8%	8.8%	8.2%
Operating margin.................................................................................................	18.4%	16.9%	21.2%
Operating return on allocated equity...............................................................	24.3%	27.5%	22.5%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium.......................................................................................................	578	627	611
First year premium.....................................................................................................	78	91	93
Weighted single premium (10% of single premium)............................................	11	9	3

Total......................................................................................................	667	727	707

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

Operations in Malaysia generated operating profit growth of 22.0 per cent. between FY 2008 and FY 2009, despite a decrease in TWPI of 2.8 per cent. to USD707 million in FY 2009 from USD727 million in FY 2008. The decrease in TWPI was due to the depreciation of the Malaysian Ringgit to U.S. Dollar average exchange rate in FY 2009; on a constant exchange rate basis, TWPI increased 3.5 per cent. year-on-year. The depreciation also affected renewal premiums and first year premiums. Renewal premiums declined 2.6 per cent. but increased 3.8 per cent. across all product lines on a constant exchange rate basis over FY 2008, while first year premiums increased 2.2 per cent., or 7.7 per cent. on a constant exchange rate basis, led by sales of ordinary individual life insurance products, which accounted for 68.5 per cent. of total TWPI in FY 2009.

Investment income decreased 3.0 per cent. to USD223 million in FY 2009 from USD230 million in FY 2008, despite a larger average balance of assets under management due to depreciation of the average rate of Malaysia Ringgit against the U.S. Dollar. On a constant exchange rate basis, investment income grew 3. 7 per cent. between FY 2008 and 2009.

Operating expenses decreased 9.4 per cent. to USD58 million in FY 2009 compared with USD64 million in FY 2008 primarily because operating expenses in FY 2008 included certain nonrecurring expenses associated with converting the Malaysian operations from a branch to a subsidiary and the establishment of the international Takaful operations, but also reflecting the beneficial effects of foreign exchange. There was a corresponding improvement in the expense ratio to 8.2 per cent. in FY 2009 as compared with 8.8 per cent. in FY 2008.

Operating profit increased 22.0 per cent. to USD150 million in FY 2009 compared with USD123 million in FY 2008 as a result of lower claims and policyholder dividends in FY 2009 following the maturity of an endowment product in FY 2008 and lower DAC amortisation during FY 2009 as investment performance recovered from the significant market declines of 2008. This contributed to a more favourable operating margin of 21.2 per cent. in FY 2009 as compared with 16.9 per cent. in FY 2008.

Operating profit after tax decreased 5.4 per cent. between FY 2008 and FY 2009, despite an increase in operating profit, because the effective tax rate applicable on operating profit in FY 2008 was lower than average due to a tax credit received in that year.

Operating return on allocated equity decreased to 22.5 per cent. in FY 2009 from 27.5 per cent. in FY 2008 reflecting lower operating profit after tax and higher  allocated segment equity. Allocated segment equity has been stated after the effects of a dividend remittance of USD69 million to the AIA Group during the year.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

Despite the regional economic slowdown in Asia, the AIA Group's operating unit in Malaysia continued to experience growth in TWPI in FY 2008. TWPI increased 9.0 per cent. to USD727 million in FY 2008 from USD667 million in FY 2007. On a constant exchange rate basis, the increase was 4.6 per cent. The increase was primarily due to growth in renewal premiums as a result of stable persistency levels and an increase in first year premiums across all product lines, particularly ordinary individual life insurance. Single premiums declined in FY 2008 as a result of lower demand for investment-linked products due to declining equity market values.  Overall, the product mix remained stable, with ordinary individual life and investment-linked products accounting for 68.0 per cent. and 17.4 per cent. of total TWPI in FY 2008, respectively as compared to 68.0 per cent. and 17.4 per cent., respectively, in FY 2007.

Investment income (excluding investment income from investment-linked contracts) increased 15.0 per cent. to USD230 million in FY 2008 from USD200 million in FY 2007, principally due to the inflow of new funds and steady investment returns.

Operating expenses increased 23.1 per cent. to USD64 million in FY 2008 from USD52 million in FY 2007, partly due to the appreciation of the Malaysian Ringgit against the U.S. Dollar and expenses relating to strategic initiatives, such as converting the AIA Group's branch to a wholly-owned subsidiary and costs associated with setting up its Takaful operations. The expense ratio increased to 8.8 per cent. in FY 2008 from 7.8 per cent. in FY 2007 as growth in operating expenses outpaced growth in TWPI due to certain non-recurring expenses.

Operating profit remained unchanged at USD123 million in FY 2008 and FY 2007. There was no material impact from policy surrenders in FY 2008 observed in Malaysia. However, operating margin decreased to 16.9 per cent. in FY 2008 from 18.4 per cent. in FY 2007 mainly as TWPI increased while operating profit was unchanged.

Operating profit after tax in FY 2008 increased more than the corresponding increase in operating profit mainly due to the recognition of a tax credit of USD41 million relating to a beneficial change in tax regulation in Malaysia. Operating return on allocated equity increased to 27.5 per cent. in FY 2008 from 24.3 per cent. in FY 2007 as the effect of the increase in operating profit after tax was offset by an increase in allocated segment equity due to lower net capital outflows during FY 2008.  Net capital outflows were lower in FY 2008 as the AIA Group decided to retain more capital in Malaysia to fund future growth when it converted its branch to a wholly-owned subsidiary.

China

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI...................................................................................................................................	806	934	1,018

Investment income(1) ......................................................................................................	147	184	201
Operating expenses.........................................................................................................	127	172	181
Operating profit...............................................................................................................	122	85	89
Operating profit after tax(2) ...........................................................................................	111	88	68
Allocated segment equity..............................................................................................	494	554	660
Net capital in/(out) flow(3) .............................................................................................	-	7	16

Ratios:
Expense ratio.........................................................................................................	15.8%	18.4%	17.8%
Operating margin.................................................................................................	15.1%	9.1%	8.7%
Operating return on allocated equity................................................................	26.9%	16.8%	11.2%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating profit after tax is the amount attributable to shareholders of AIA, excluding the amount attributable to non-controlling interests.
(3)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium.......................................................................................................	607	755	835
First year premium......................................................................................................	161	160	166
Weighted single premium (10% of single premium).............................................	38	19	17

Total.........................................................................................................................................	806	934	1,018

Year Ended 30 November 2009Compared with Year Ended 30 November 2008

Operations in China generated TWPI of USD1,018 million in FY 2009 as compared to USD934 million in FY 2008, reflecting the continued efforts to expand distribution capabilities across the branch network. Between FY 2008 and 2009, TWPI increased across all major product lines contributing to an overall growth in TWPI of 9.0 per cent., or 6.6 per cent. on a constant exchange rate basis.

Renewal premiums increased 10.6 per cent. year-on-year (8.3 per cent. on a constant exchange rate basis), as a result of growth in ordinary individual life insurance, standalone A&H and group insurance products. First year premiums grew 3.8 per cent. between FY 2008 and FY 2009 largely due to improved productivity of the tied agency force. Growth in first year premiums was particularly significant in the second half of FY 2009 as premiums for ordinary individual life insurance increased 46.6 per cent. as compared with the first half of FY 2009. TWPI in respect of ordinary individual life products grew 4.9 per cent. to USD745 million in FY 2009, from USD710 million in FY 2008, or 2.8 per cent. on a constant exchange rate basis, accounting for 73.3 per cent. of total TWPI in FY 2009, compared with 76.0 per cent. in FY 2008.

Investment income increased 9.2 per cent. to USD201 million in FY 2009 from USD184 million in FY 2008 mainly due to a larger average balance of assets under management from net inflow of new funds, of which a larger proportion was invested in financial investments in FY 2009 compared with FY 2008, and higher returns on the portfolio of debt securities with a variable rate of interest. AIA China reduced its holding of cash balances to an average of USD127 million in FY 2009 from USD255 million as of 30 November 2008.

Operating expenses increased by 5.2 per cent. to USD181 million in FY 2009 from USD172 million in FY 2008 as AIA China continued to enhance its agency and customer services network and develop its bancassurance and IFA distribution capabilities during the year and reflecting the strengthening of the Renminbi against the U.S. Dollar during FY 2009. Despite higher operating expenses, the expense ratio reduced to 17.8 per cent. in FY 2009 compared with 18.4 per cent. in FY 2008 as growth in TWPI outpaced growth in operating expenses.

Operating profit increased to USD89 million in FY 2009 compared with USD85 million in FY 2008 reflecting higher investment income, whereas operating profit after tax decreased to USD68 million in FY 2009 from USD88 million in FY 2008 as the effective tax rate in FY 2008 reflected the receipt of a one-time tax benefit from filing a consolidated tax return. The effective tax rate on operating profit in FY 2009 of approximately 24 per cent. is more closely aligned to the headline corporate income tax rate of 25 per cent.

Operating margin for FY 2009 was 8.7 per cent. compared with 9.1 per cent. in FY 2008 as TWPI grew at a faster rate than operating profit. Operating return on allocated equity fell to 11.2 per cent. in FY 2009 compared to 16.8 per cent. in FY 2008 influenced by lower operating profit after tax and an increase in allocated equity reflecting retention of earnings from growth of the branch network and an increase in allocated equity of USD16 million, including a capital injection of USD6 million into a real estate development project in the Guangdong province.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

In FY 2008 the AIA Group focused on expanding its distribution capabilities across its Chinese branch operations, while its operations were largely unaffected by the economic slowdown. TWPI increased 15.9 per cent. to USD934 million in FY 2008 from USD806 million in FY 2007. On a constant exchange rate basis, the growth was 6.0 per cent. The increase was primarily due to growth in renewal premiums across all major product lines and a significant increase in group insurance products across all premium categories, offset by a decrease in single premiums. Renewal premiums grew on stable persistency, while group insurance premiums increased on new corporate client acquisitions. The decrease in single premiums reflected lower customer demand for investment-linked products in the second half of FY 2008, which was due in large part to the significant decline in Asian and global equity market values.

Investment income (excluding investment income from investment-linked contracts) increased 25.2 per cent. to USD184 million in FY 2008 from USD147 million in FY 2007, mainly due to the inflow of new funds and steady investment returns.

Operating expenses increased 35.4 per cent. to USD172 million in FY 2008 from USD127 million in FY 2007 mainly due to higher employee expenses as a result of an increase in headcount combined with an increase in salaries, investments in initiatives to expand the AIA Group's business in China and the appreciation of the Renminbi against the U.S. dollar, but was offset by a refund of USD7 million of business tax which related to commission expenses. Specifically, the AIA Group expanded its agency and customer services infrastructure by increasing new sales and services centres to 127 centres in FY 2008 from 104 centres in FY 2007. The expense ratio increased to 18.4 per cent. in FY 2008 from 15.8 per cent. in FY 2007.

Operating profit decreased 30.3 per cent. to USD85 million in FY 2008 from USD122 million in FY 2007, principally as a result of the increase in expenses discussed above. There was no material impact from policy surrenders in FY 2008 in China. Operating margin decreased to 9.1 per cent. in FY 2008 from 15.1 per cent. in FY 2007 largely for the same reasons that led to the decrease in operating profit in FY 2008.

Operating profit after tax in FY 2008 decreased less than the corresponding reduction in operating profit mainly due to tax savings of USD14 million from the consolidated tax filing of the China branches.

The operating return on allocated equity decreased to 16.8 per cent. in FY 2008 from 26.9 per cent. in FY 2007 reflecting the decrease in operating profit and the effect of a capital injection made by the AIA Group relating to a real estate development project in the  Guangdong province.

Korea

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI..................................................................................................................................	2,178	2,268	1,759

Investment income(1) .....................................................................................................	233	248	217
Operating expenses .......................................................................................................	136	132	101
Operating profit..............................................................................................................	269	281	81
Operating profit after tax(2) ..........................................................................................	192	218	65

Allocated segment equity.............................................................................................	947	1,216	1,227
Net capital in/(out) flow(3) ............................................................................................	60	105	11

Ratios:
Expense ratio.........................................................................................................	6.2%	5.8%	5.7%
Operating margin.................................................................................................	12.4%	12.4%	4.6%
Operating return on allocated equity...............................................................	23.8%	20.2%	5.3%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating profit after tax in the amount that is attributable to shareholders of AIA, excluding the amount attributable to non-controlling interests.
(3)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium.......................................................................................................	1,421	1,559	1,429
First year premium......................................................................................................	683	664	322
Weighted single premium (10% of single premium).............................................	74	45	8

Total.........................................................................................................................................	2,178	2,269	1,759

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

Performance of operations in Korea in FY 2009 was affected by ongoing uncertainty in the Korean economy and the AIG Events, which had a more pronounced and longer lasting impact than on other operations due to the previous branding of the Korean operations as AIG Life Korea. The impact on results of operations in Korea was exacerbated by further depreciation of the Korean Won against the U.S. Dollar during FY 2009, as the average Korean Won to U.S. Dollar exchange rate deteriorated 22.9 per cent. to 1,287.00 in FY 2009 from 1,047.12 in FY 2008.

TWPI decreased 22.4 per cent. to USD1,759 million in FY 2009 compared to USD2,268 million in FY 2008, although on a constant exchange rate basis the decrease was 4.7 per cent.. The 8.3 per cent. decrease in renewal premiums between FY 2008 and 2009 was largely attributable to adverse foreign exchange movements; on a constant exchange rate basis renewal premiums increased 11.9 per cent. during FY 2009. This increase was driven by a 60.7 per cent. growth on a constant exchange rate basis in renewal premiums for investment-linked products in FY 2009.

First year premiums decreased 51.5 per cent., or 39.5 per cent. on a constant exchange rate basis, to USD322 million in FY 2009 compared with USD664 million in FY 2008, mainly as a result of weaker sales in the first half of 2009. First year premiums were greater in the second half of FY 2009 as the AIA Group rebranded the Korean operations to AIA Life Korea, led by a 40.2  per cent. increase in sales of ordinary individual life insurance in the second half of FY 2009 as compared with the first half.

Investment income fell 12.5 per cent. to USD217 million in FY 2009 from USD248 million in FY 2008 due to the depreciation of the Korean Won against the U.S. Dollar as well as the carry-over effect of lower assets under management during FY 2009 following high policy surrenders in the last quarter of FY 2008 and the first quarter of 2009. On a constant exchange rate basis, investment income increased 7.4 per cent. year-on-year.

Operating expenses decreased 23.5 per cent. to USD101 million in FY 2009 from USD132 million in FY 2008 mainly as a result of the depreciation of the Korean Won against the U.S. Dollar and active cost control measures during the year. On a constant exchange rate basis, the decrease in operating expenses was 5.6 per cent. Expense ratio remained largely stable at 5.7 per cent. in FY 2009 compared with 5.8 per cent. in FY 2008 as both operating expenses and TWPI were affected by the depreciation in the Korean Won.

Operating profit and operating profit after tax decreased to USD81 million and USD65 million, respectively, in FY 2009, from USD281 million and USD218 million, respectively, in FY 2008 due to the effects of depreciation of the Korean Won and the impact of increased DAC amortisation in respect of investment-linked and variable universal life products of USD91 million in FY 2009. This increase in DAC amortisation resulted from a revision to persistency assumptions in respect of investment-linked and variable universal life policies as higher than anticipated surrenders and premium holidays were experienced during FY 2009.

A further factor contributing to the reduction in operating profit was an increase in claims in FY 2009 estimated at USD40 million, particularly in respect of cancer products, where claims increased significantly due to enhanced awareness of and access to health screening. Steps have since been taken to limit the exposure to products with long term guaranteed rates that offer protection against cancer and to update insurance contract liabilities to reflect the increase in historical claims experience. In addition, operating profit in FY 2008 benefited from approximately USD40 million of surrender gains following the AIG Events in the last quarter of 2008.

Both operating margin and operating return on allocated equity were adversely affected by the deterioration in operating profit and decreased to 4.6 per cent. and 5.3 per cent., respectively, in FY 2009 from 12.4 per cent. and 20.2 per cent., respectively, in FY 2008.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

The AIA Group's business in Korea experienced growth in the first half of FY 2008, but was adversely affected by the financial market downturn and the AIG Events in the second half of FY 2008. The depreciation of the Korean Won against the U.S. Dollar of 12.7 per cent. in FY 2008 also had an adverse impact on the results of the AIA Group's business in Korea.

TWPI increased 4.1 per cent. to USD2,268 million in FY 2008 from USD2,178 million in FY 2007. On a constant exchange rate basis, the increase was 17.3 per cent. This increase was primarily due to a growth in renewal premiums of 9.7 per cent. (24.2 per cent. on a constant exchange rate basis), partially offset by a 2.8 per cent. decrease in first year premiums, although on a constant exchange rate basis first year premiums increased 8.5 per cent. In the first half of FY 2008, the AIA Group experienced growth in first year and single premiums, particularly with respect to variable universal life products. In the second half of FY 2008, the AIA Group's sales of investment-linked products fell significantly, which was mainly attributable to the significant decline in values in the Asian and global equity markets and the AIG Events. In Korea, response to the AIG Events was particularly marked as the local operations were branded AIG Korea, which, in particular, affected the bancassurance distribution channel adversely because a number of non-exclusive bank partners ceased to offer AIA Group products.

Korea was a significant geographical market with respect to the AIA Group's standalone A&H insurance product line in FY 2008. During FY 2008, first year premiums for standalone A&H insurance products decreased 27.7 per cent. (19.2 per cent. on a constant exchange rate basis), due to declining demand for one of its critical illness insurance products, reflecting increased competition and new restrictions relating to sales of insurance products through the direct marketing channel, and the depreciation of the Korean Won against the U.S. Dollar.

Investment income (excluding investment income from investment-linked contracts) increased 6.4 per cent. to USD248 million in FY 2008 from USD233 million in FY 2007, mainly due to the inflow of new funds and steady investment returns from a conservative investment portfolio allocation.

Operating expenses decreased 2.9 per cent. to USD132 million in FY 2008 from USD136 million in FY 2007, primarily due to the depreciation of the Korean Won against the U.S. Dollar in FY 2008. The expense ratio decreased to 5.8 per cent. in FY 2008 from 6.2 per cent. in FY 2007, partially reflecting greater operational efficiencies.

Operating profit increased 4.5 per cent. to USD281 million in FY 2008 from USD269 million in FY 2007, primarily as a result of an increase in surrender fees following the AIG Events, which more than offset the resulting acceleration of DAC amortisation relating to such surrendered policies. Surrenders increased significantly in September 2008, particularly in respect of investment-linked and annuity products and products sold through the bancasssurance distribution channel, and continued to run at approximately 10 per cent. above the previous year for the remainder of 2008.

The AIA Group's operating margin remained at approximately 12.4 per cent. in FY 2008 and FY 2007.

The increase in the AIA Group's operating profit after tax for FY 2008 compared with FY 2007 was greater than the corresponding increase in operating profit, partly due to a lower deferred tax charge in respect of FY 2008, as a reduction in corporate tax rates to 22 per cent. from 2012 has been announced (compared to 24 per cent. in FY 2008). However, operating return on allocated equity decreased to 20.2 per cent. in FY 2008 from 23.8 per cent. in FY 2007, despite the increase in operating profit after tax, primarily due to the effects of a depreciation of the Korean Won against the U.S. Dollar and a capital contribution from the AIA Group to support local solvency following significant annuity surrenders.

The AIA Group experienced annuity surrenders of approximately USD1,023 million in FY 2008, compared with USD250 million in FY 2007. These surrender cash outflows were reflected in the statement of financial position as a decrease in assets, offset by a decrease in liabilities. The annuities that were surrendered were denominated in both Korean Won and U.S. Dollars. Given the adverse market conditions at the time, the AIA Group chose to maintain its investment in a portfolio of U.S. Dollar denominated assets originally held to back the annuity business thereby creating a temporary currency mismatch of assets and liabilities. Subsequent to the AIG Events, it sought to reduce the number of surrenders by various initiatives, such as setting up a call centre based conservation team. As a result, monthly surrenders for October 2008 and November 2008 of USD158 million and USD79 million, respectively, were significantly reduced from the peak in September 2008 of USD526 million.

Other Markets

Other Markets includes the results of the AIA Group's operations in Australia, the Philippines, Indonesia, Vietnam, New Zealand and Taiwan, and the AIA Group's interest in its joint venture in India, which is reflected in the AIA Group's consolidated financial information  using the equity method of accounting.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI..................................................................................................................................	1,184	1,366	1 ,390

Investment income(1) .....................................................................................................	352	397	400
Operating expenses .......................................................................................................	157	173	170
Operating profit..............................................................................................................	170	188	191
Operating profit after tax(2) ...........................................................................................	105	153	137

Allocated segment equity(3) .........................................................................................	1,024	1,204	1,316
Net capital in/(out) flow(4) ............................................................................................	(1)	118	18

Ratios:
Expense ratio.........................................................................................................	13.3%	12.7%	12.2%
Operating margin.................................................................................................	14.4%	13.8%	13.7%
Operating return on allocated segment equity...............................................	11.1%	13.7%	10.9%

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating profit after tax is the amount that is attributable to shareholders of AIA, excluding the amount that is attributable to non-controlling interests.
(3)       Allocated segment equity includes capital allocations in the form of subordinated inter company debt.
(4)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
TWPI includes:
Renewal premium.......................................................................................................	861	1,015	1,020
First year premium......................................................................................................	296	325	358
Weighted single premium (10% of single premium).............................................	27	26	12

Total.........................................................................................................................................	1,184	1,366	1,390

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

The collective performance of the AIA Group's Other Markets segment continued to increase with TWPI and operating profit in FY 2009 exceeding the corresponding amounts in FY 2008 and 2007. As the purchase of a 51 per cent. interest in Ayala Life was concluded only shortly before the AIA Group year end, this purchase had no impact on TWPI for FY 2009.

TWPI for Other Markets grew 1.8 per cent. to USD1,390 million in FY 2009 from USD1,366 million in FY 2008, corresponding to an increase of 12.6 per cent. on a constant exchange rate basis. In common with the performance of the Key Markets reporting segments, TWPI growth in the second half of FY 2009 was stronger in most of the AIA Group's operations in Other Markets, and across most product lines, compared with the first half of the year. Overall, TWPI grew 24.7 per cent. in the second half of FY 2009, as compared with the first half of the year. The increase in TWPI was led by growth in group insurance products, which represented 32.9 per cent. of overall TWPI for Other Markets in FY 2009 compared with 20.9 per cent. in FY 2008.

The overall growth in TWPI in Other Markets was led by the operations in Australia and Vietnam. TWPI for the Australian operations increased 37.8 per cent. between FY 2008 and FY 2009, or 53.5 per cent. on a constant exchange rate basis, as a result of strong growth in group insurance products and expansion of the AIA Group's distribution channels to include bancassurance in FY 2009. The AIA Group acquired significant new corporate accounts during the year, enabling it to attain a leading position in the Australian group insurance market for the first time in FY 2009. While Vietnam's contribution to overall TWPI for Other Markets is less significant, the AIA Group considers this to be a market offering attractive growth opportunities, with year-on-year TWPI growth of 13.2 per cent., or 21.2 per cent. on a constant exchange rate basis. During FY 2009, the AIA Group sold its interest in its joint venture operation in Indonesia, PT Asuransi AIA Indonesia, and as a consequence, it was included in TWPI and its results of operations for only nine months of FY 2009. The sale generated a loss on disposal of USD29 million. The AIA Group continues to operate in Indonesia through its wholly owned subsidiary PT AIA Financial.

Investment income increased 0.8 per cent. to USD400 million in FY 2009 from USD397 million in FY 2008. On a constant exchange rate basis, investment income grew 10.5 per cent. year-on-year reflecting the increase in average assets under management.

Operating expenses decreased marginally to USD170 million in FY 2009 from USD173 million in FY 2008 but increased 8.3 per cent. on a constant exchange rate basis mainly as a result of higher spending on strategic initiatives during FY 2009, particularly in Australia, as the AIA Group invests in diversifying its distribution capabilities and improving operational efficiency. Its expense ratio improved to 12.2 per cent. in FY 2009 compared with 12.7 per cent. in FY 2008 as growth in TWPI outpaced the increase in expenses on a constant exchange rate basis.

Operating profit increased to USD191 million in FY 2009 from USD188 million in FY 2008 mainly attributable to a decrease in the AIA Group's share of losses associated with its interest in its joint venture in India, which fell to USD22 million in FY 2009 from USD29 million in FY 2008. Despite the growth in operating profit, operating profit after tax decreased to USD137 million in FY 2009 compared to USD153 million in FY 2008.

Operating margin remained broadly unchanged at 13.7 per cent. in FY 2009 and 13.8 per cent. in FY 2008 reflecting stable operating profit. Excluding the share of losses from associates and joint ventures, the operating margin was 15.3 per cent. in FY 2009, a slight deterioration compared with FY 2008 of 15.9 per cent., but higher than 15.0 per cent. in FY 2007.

Operating return on equity declined to 10.9 per cent. in FY 2009 as compared with 13.7 per cent. in FY 2008, reflecting lower operating profit after tax and higher allocated equity as the AIA Group retained earnings in local operations in order to provide capital to support further growth. During FY 2009 capital allocated to the Other Markets segment increased USD18 million, primarily reflecting a USD75 million increase in the Philippines as a result of sales of former subsidiaries less a dividend of USD25 million to ALICO and a decrease of USD43 million resulting from the sale of PT Asuransi AIA Indonesia.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

Despite the regional economic slowdown, most of the AIA Group's operating units in Other Markets experienced growth in FY 2008 with the exception of Indonesia, which was adversely affected by the AIG Events as it carried the AIG brand, and the Philippines, due to its close association with the AIG Group. Overall, the AIA Group's operations in Other Markets saw TWPI grow 15.4 per cent. to USD1,366 million in FY 2008 from USD1,184 million in FY 2007. On a constant exchange rate basis, the increase was 12.7 per cent.

The AIA Group's Australian operations were the largest contributor to TWPI among the Other Markets segment, representing 30.6 per cent. on a TWPI basis in FY 2008. In Australia, TWPI increased across all product lines and premium types with an overall increase of 33.1 per cent., primarily as a result of a significant increase in group and standalone A&H insurance premiums. The AIA Group's group insurance business in Australia acquired a number of large corporate customers, while growth in standalone A&H insurance business was driven primarily by higher sales achieved through greater focus on the IFA channel. Most of the AIA Group's other operating units within the Other Markets segment experienced growth in investment-linked and group product premiums. Its operations in Vietnam saw first year premiums grow at 19.6 per cent. in FY 2008, which was mainly due to favourable customer response to a repackaging of its universal life products with an A&H rider.

Investment income (excluding investment income from investment-linked contracts) increased 12.8 per cent. to USD397 million in FY 2008 from USD352 million in FY 2007, principally due to the inflow of new funds and steady investment returns.

Operating expenses increased 10.2 per cent. to USD173 million in FY 2008 from USD157 million in FY 2007. This increase was primarily driven by strategic initiatives undertaken in operating units in Indonesia, Australia and Vietnam, such as distribution channel expansion and systems improvements, and local currency appreciation against the U.S. Dollar in FY 2008. The expense ratio decreased marginally to 12.7 per cent. in FY 2008 from 13.3 per cent. in FY 2007.

The AIA Group's operating profit increased 10.6 per cent. to USD188 million in FY 2008 from USD170 million in FY 2007. Operating profit increased in most of its operating units in Other Markets due to higher sales and higher investment income. Operating profit  also includes the effect of equity accounting for the AIA Group's share of losses from associates and joint ventures of USD29 million in FY 2008 and USD8 million in FY 2007. The operating margin decreased to 13.8 per cent. in FY 2008 from 14.4 per cent. in FY 2007, mainly as a result of TWPI increasing at a greater rate than operating profit before tax.

Operating return on allocated equity increased to 13.7 per cent. in FY 2008 from 11.1 per cent. in FY 2007 reflecting the increase in operating profit after tax and the effects of capital allocations by the AIA Group to support continued expansion in Australia of USD18 million (in the form of subordinated debt), in Vietnam of USD23 million, in Taiwan of USD8 million, as well as USD50 million (in the form of subordinated debt) to Indonesia to support local solvency requirements in FY 2008. In addition, the AIA Group invested USD48 million in its joint venture in India in FY 2008.

Corporate and Other

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
Investment income(1) .......................................................................................................	72	45	(10)
Operating expenses .........................................................................................................	148	104	82
Operating loss ..................................................................................................................	(99)	(81)	(88)
Operating loss after tax(2) ................................................................................................	(146)	(87)	(106)
Allocated segment equity(3) ............................................................................................	828	518	785
Net capital in/(out) flow(4) ..............................................................................................	285	(377)	413

(1)       Excludes investment income related to investment-linked contracts.
(2)       Operating loss after tax is the amount that is attributable to shareholders of AIA, excluding the amount that is attributable to non-controlling interests.
(3)       Allocated segment equity includes capital allocations in the form of subordinated into company debt.
(4)       Capital outflows consist of dividends/profit distributions to the Corporate and Other segment and capital inflows consist of capital injections by the Corporate and Other segment.

Year Ended 30 November 2009 Compared with Year Ended 30 November 2008

The Corporate and Other segment comprises the AIA Group's corporate function and shared services, including intragroup reinsurance, holdings of surplus capital which is mainly invested in debt securities and investment properties, as well as reflecting the accounting entries to eliminate the effects of intragroup trading. The Corporate and Other segment holds the majority of the AIA Group's investment in AIG shares.

Investment income decreased to a net loss of USD10 million in FY 2009 from a net gain of USD45 million in FY 2008 reflecting lower interest income, which in turn was a result of lower invested assets as capital from the Corporate segment was deployed to support operating business units and to pay dividends to AIG in FY 2008.

Operating expenses for this segment are stated net of fees for corporate services which are charged to the reporting segments. Operating expenses decreased to USD82 million in FY 2009 from USD104 million in FY 2008 as the AIA Group further refined its corporate service fee charging policy and rationalised headcount in certain central support functions, reducing head office personnel by some 200 individuals. Taking all of the above, together with a substantial reduction in investment management and finance costs, the operating loss grew to USD88 million in FY 2009 compared with USD81 million in FY 2008.

The AIA Group received a net capital contribution from AIG of USD413 million primarily in settlement of various separation activities including the AIA Group's withdrawal from securities lending, reimbursement of separation costs, the sale of the AIA Group's investment management operations to AIG and the disposal of other entities to third parties.

Year Ended 30 November 2008 Compared with Year Ended 30 November 2007

Investment income (excluding investment income from investment-linked contracts) decreased 37.5 per cent. to USD45 million in FY 2008 from USD72 million in FY 2007 as capital from the Corporate and Other segment was redeployed to support continued expansion of the AIA Group's business and capital requirements of other segments, thereby decreasing funds available for investment in this reporting segment.

Operating expenses are stated net of fees for corporate services which are charged to the reporting segments. Operating expenses decreased 29.7 per cent. to USD104 million in FY 2008 from USD148 million in FY 2007, reflecting refinement in the basis of charging expenses, within the AIA Group. The operating loss decreased 18.2 per cent. to USD81 million in FY 2008 from USD99 million in FY 2007 mainly as a result of the reduction in investment income, partially offset by the reduction in operating expenses.

Operating loss after tax reduced to USD87 million in FY 2008 from USD146 million in FY 2007, representing a greater reduction than in the operating loss, primarily due to a reversal of deferred tax liabilities during FY 2008.

Allocated segment equity decreased in FY 2008 reflecting redeployment of capital to other segments to support business expansion and capital requirements as well as payment of dividends to the AIG Group.

LIQUIDITY AND CAPITAL RESOURCES

The AIA Group manages its liquidity and capital resources on a group-wide basis, as well as by subsidiaries and branches. Its principal cash inflows come from insurance premiums, deposits, policy fees, management fees for its investment-linked products and annuity sales. In the case of AIA, as discussed below under "- Distributable Reserves" in this section, its principal capital inflows will be dividends from AIA Limited and its principal capital outflows will be dividends to shareholders.

The principal sources of funds generated by the AIA Group's insurance operations are generally affected by fluctuations in the level of policy surrenders, withdrawals, maturities, benefits and claims and guarantees to policyholders. The AIA Group's operating units may face liquidity pressure in the form of unexpected cash demands that could arise from an increase in the level of policyholders terminating policies. The AIA Group closely monitors and manages the level of surrenders in order to minimise such liquidity risk. AIA is a holding company and depends upon dividends and other distributions and payments from AIA Limited for its cash flow, and AIA Limited depends upon dividends and other distributions and payments from the AIA Group's operating subsidiaries and branches for substantially all of its cash flow. The payment of dividends and other distributions and payments by the AIA Group's subsidiaries and branches is regulated by applicable insurance, foreign exchange and tax laws, rules and regulations. The amount and timing of certain dividends, distributions and other payments by the AIA Group's insurance subsidiaries or branches require regulatory approval. In particular, the payment of dividends, distributions and other payments to AIA by AIA Limited is subject to the oversight of the OCI. As a holding company, the ability of AIA to pay dividends and meet other obligations depends on dividends and other payments from its operating subsidiaries and branches, which are subject to contractual, regulatory and other limitations.

Liquidity is also available from the AIA Group's portfolio of investment assets. Its investments generally comprise highly liquid and marketable securities, which generally could be liquidated to meet cash needs. As of 30 November 2009, its cash andcash equivalents were USD3,405 million. The AIA Group seeks to augment its liquidity by employing various liability management techniques, including staggering of maturities of term deposits, and investing in marketable short-term securities. As of 30 November 2009, its investments in fixed maturity securities had a fair value of USD52,201 million. In some of the markets in which it invests, the AIA Group is subject to market liquidity risk due to the significant size of its local currency denominated investments. In some of the markets in which it invests, its ability to sell investments in a sizeable volume without impacting the markets may be limited.

The AIA Group's cash inflows and existing cash balances are used to pay liabilities under various life insurance, annuity and A&H insurance products, and to purchase investment assets. The AIA Group also uses its funds to pay operating expenses, income taxes and dividends that may be declared and payable to its shareholders. The AIA Group believes that its sources of liquidity are sufficient to meet its current cash requirements, and to support any unexpected liquidity needs of its insurance operations.

Foreign exchange rate risk arises from the AIA Group's capital being held in multiple currencies in the Asia Pacific region. The AIA Group's primary concern is potential gains and losses to the group-level solvency position that could result from translation of local currencies into the U.S. Dollar. The U.S. Dollar is the functional currency for the AIA Group's solvency margin reporting to the Hong Kong Office of the Commissioner of Insurance. Foreign exchange rate risk can also arise from gains or losses that result from the conversion of profits distributed to AIA Limited that are denominated in local currencies to the U.S. Dollar. The AIA Group actively monitors the exposure of its capital position to such foreign exchange rate risks and undertakes appropriate hedging strategies to mitigate such risks, to the extent they are inconsistent with the AIA Group's risk appetite.

Cash Flows

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)

Profit/(loss) before tax............................................................................................................	2,579	(32)	2,411

Net cash (used in)/provided by operating activities..........................................................	1,634	2,287	(1,101)
Changes in net cash held in respect of investment-linked contract holders.................	442	502	(352)
Changes in net cash held in respect of securities lending activities................................	804	(643)	(160)

Net cash provided by/(used in) operations, excluding investment-linked and securities lending................................................................................................................	2,880	2,146	(1,613)
Net cash (used in)/provided by investing activities...........................................................	(72)	(168)	(98)
Net cash (used in)/provided by financing activities...........................................................	(62)	(414)	348

Net increase in cash and cash equivalents....................................................	1,500	1,705	(851)
Cash and cash equivalents at the beginning of the financial year...................................	1,035	2,583	4,164
Effect of exchange rate changes on the balance of cash held in foreign currencies at the beginning of the financial year..................................................................................	48	(124)	92

Cash and cash equivalents at end of the financial year...................................	2,583	4,164	3,405

Operating Activities

Net cash used in operating activities was USD1,101 million in FY 2009 compared with net cash provided by operating activities of  USD2,287 million in FY 2008, primarily reflecting the repositioning of the AIA Group's investment portfolio during the third and fourth quarters of FY 2009. Operating activities included net purchases and sales of financial investments. During FY 2007 and FY 2008, the AIA Group de-risked its balance sheet and maintained a high cash balance in response to the AIG Events and to meet potential obligations as it wound down and withdrew from its securities lending activities. The AIA Group increased its investment activities significantly in the second half of FY 2009 as debt and equity markets recovered and the economic and trading outlook became more positive, funded mainly by cash generated from operating activities. The impact of the AIA Group's portfolio re-risking as it re-entered the market at the end of FY 2009 was muted because of the substantial cash balances that it had built up. This impact of the de-risking and re-risking is demonstrated by deducting changes in net cash held by investment-linked funds and in respect of securities lending activities; this shows that the AIA Group began increasing its cash balances in FY 2007, increased them further in FY 2008 and then began withdrawing them in FY 2009.

Net cash provided by operating activities was USD2,287 million in FY 2008, an increase from USD1,634 million in FY 2007. The increase in cash provided by operating activities over this period was primarily due to realisation of financial investments, and due to changes in the AIA Group's investment strategy in the latter half of FY 2008 which resulted in an increase in the proportion of net cash inflows from its insurance business held as cash and cash equivalents, rather than invested in financial investments.

Of cash and cash equivalents at 30 November 2009, USD764 million was held to back investment-linked contracts, as compared with USD1,116 million at 30 November 2008. The AIA Group held a balance of cash and cash equivalents of USD160 million as at 30 November 2008 in association with its securities lending programme as compared with nil as at 30 November 2009 as it withdrew from the programme during the year.

Investing Activities

Investing activities consist of acquisitions and divestitures of subsidiaries and associates and acquisitions and disposals of investment property and intangible assets. Net cash used in investing activities was USD98 million in FY 2009, a decreasefrom USD168 million in FY 2008. The decrease in cash used in investing activities over this period was primarily due to a reduction in purchases of investment property, plant and equipment.

Net cash used in investing activities was USD168 million in FY 2008, an increase from USD72 million in FY 2007. The increase in cash used in investing activities over this period was primarily due to investment activities in investment property, plant and equipment.

Financing Activities

 Net cash provided by financing activities was USD348 million in FY 2009 compared with net cash used in financing activities of USD414 million in FY 2008. This increase reflected the repayment of a substantial portion of loans from fellow subsidiaries of AIG in FY 2008 and the capital contribution the AIA Group received from AIG during FY 2009 of USD401 million, primarily in relation to separation activities including the withdrawal from the securities lending programme, reimbursement of separation costs, the sale of the AIA Group's investment management operations to AIG and the disposal of other entities to third parties.

Net cash used in financing activities was USD414 million in FY 2008, an increase from USD62 million in FY 2007. The increase in cash used in financing activities over this period was primarily due to repayment of borrowings from subsidiaries of AIG and an increase in dividend payments to  AIA's parent. These amounts offset the cash inflow from a capital contribution by AIA's parent.

Insurance Solvency Margin

The AIA Group is in compliance with the solvency and capital adequacy requirements of its regulators. Its primary insurance regulator at the group level is the OCI, which requires that AIA meets the solvency margin requirements of the ICO. AIA defines "Total Available Capital" as the amount of assets in excess of liabilities measured in accordance with ICO and "Required Capital" as the minimum required margin of solvency calculated in accordance with ICO. The ICO (among other matters) sets minimum solvency margin requirements that an insurer must meet in order to be authorised to carry on insurance business in or from Hong Kong. The "Solvency Margin Ratio" is the ratio of Total Available Capital to Required Capital. The ICO requires AIA to Total Available Capital that is not less than 100% of the required minimum solvency margin, such that Total Available Capital exceeds Required Capital.

A number of transactions undertaken in FY 2008 and FY 2009 enhanced the company solvency position of the AIA Group. Effective 28 February 2009, AIA-B and AIA Australia, among others, became subsidiaries of AIA Limited. On 3 November 2009, beneficial ownership of Philamlife was transferred to AIA. In particular, the integration of AIA-B as a wholly-owned subsidiary of AIA substantially strengthened its solvency and capital position . The information below illustrates AIA Limited and AIA-B's Total Available Capital, Required Capital and Required Solvency Margin Ratio under the ICO at the fiscal year end 2007,2008 and 2009.

AIA - company solvency

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
Total Available Capital......................................................................	2,551	2,751	811
Required Capital..........................................................................................................	1,357	1,316	1,547
Solvency Margin Ratio................................................................................................	188%	209%	311%

AIA-B - company solvency

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
Total Available Capital........................................................................	2,519	1,469	2,742
Required Capital.............................................................................................................	648	684	911
Solvency Margin Ratio..................................................................................................	389%	215%	301%

Combined with the capital contributions of AIA Australia and Philamlife into AIA, the Total Available Capital, Required Capital and Solvency Margin Ratio as of 30 November 2009 of AIA under the ICO was approximately USD4,811 million, USD1,547 and 311 per cent. respectively.

The AIA Group's individual branches and subsidiaries are also subject to the supervision of government regulators in the jurisdictions in which those branches and subsidiaries are domiciled. AIA-B, although domiciled in Bermuda, is also required to comply with the solvency margin requirements under the ICO because of its substantial insurance business carried on in Hong Kong. The various regulators overseeing the AIA Group actively monitor its solvency margin position . AIA Limited and AIA-B submit annual filings to the OCI setting forth their solvency margin ratios based on their annual audited accounts, and the AIA Group's operating units perform similar annual filings with their respective local regulators. The AIA Group's operating units were in compliance with the solvency margin requirements of their respective local regulators at 30 November 2007, 2008 and 2009.

INDEBTEDNESS

Borrowings and Obligations under Securities Lending and Repurchase Agreements

As of 30 November 2009, the AIA Group had borrowings of USD688 million outstanding. Of these borrowings, USD549 million were in the form of bank loans, USD85 million in the form of bank overdrafts, USD50 million in the form of loans from fellow subsidiaries of AIG and USD4 million in the form of other loans.

The most material financing transaction that the AIA Group is a party to is a five year variable rate term loan facility dated 23 November 2007 relating to a refinancing of a loan facility for AIA Central. The available facility and amount outstanding as of 30 November 2009 was USD542 million. The loan facility for AIA Central is on standard commercial terms and on a non-recourse basis, principally secured against assets of the AIA Group's subsidiary company, Bayshore Development Group Limited ("Bayshore"),  a wholly-owned subsidiary of the AIA Group which owns AIA Central in Hong Kong, and shares held by Grand Design Development Limited, a further subsidiary company, and the immediate parent of Bayshore, in Bayshore.

The remaining bank loan relates to a three year fixed rate term loan facility commencing 31 August 2007, held by the AIA Group's Thai operations. The available facility and amount outstanding as of 30 November 2009 was USD7 million. The loan facility, which is on standard commercial terms and on a non-recourse basis, is secured against a piece of land held by the AIA Group's Thai operations and is subject to AIA maintaining a certain minimum solvency ratio in respect of its regulated life insurance business in Thailand.

As of 30 November 2009
, the AIA Group had no material bank loans other than as described immediately above.

Operational Borrowings

As of 30 November 2009, the AIA Group had a strong capital base and no structural debt or structural leverage, and AIA's operational borrowing for working capital management purposes consisted mainly of the loan facility for AIA Central and bond repurchase agreements. Throughout the track record period, bank borrowings for working capital management were in the range of approximately USD620 million to USD630 million. AIA enters into repurchase transactions from time to time to provide short term liquidity to augment its investment programme through optimizing working capital.

The following operational borrowing as a ratio of total equity attributable to shareholders of AIA is presented on a consistent basis as of 30 November 2007, 2008 and 2009. For purposes of this analysis, operational borrowings include short term loans from fellow subsidiaries of AIG arising from an intra-group corporate reorganisation and borrowings and obligations under repurchase agreements. It excludes obligations under securities lending agreements since the AIA Group has withdrawn from all securities lending arrangement in November 2009.

·
As of 30 November 2007, the AIA Group's operational borrowing as a percentage of total equity attributable to shareholders of AIA was 22.6 per cent.. Excluding loans from fellow subsidiaries of AIG, the ratio of operational borrowing to total equity attributable to shareholders of AIA was 16.6 per cent..

·
As of 30 November 2008, the AIA Group's operational borrowing as a percentage of total equity attributable to shareholders of AIA decreased to 15.9 per cent. despite a 33.6 per cent. decrease in equity to USD8,908 million from USD13,440 million in the previous year. The decrease in equity was principally driven by negative fair value and foreign currency translation reserves; while the decrease in operational borrowings reflects a substantial reduction in obligations under repurchase agreement (which decreased to USD755 million) and repayment of a substantial portion of related party borrowings (which decreased the related party borrowings to USD20 million).

·
As of 30 November 2009, the AIA Group's ratio of operational borrowing as a percentage of total equity attributable to shareholders of AIA decreased further to 6.5 per cent. largely due to a reduction in obligations under repurchase agreements, which decreased 62.4 per cent. to USD284 million as of 30 November 2009 from USD755 million in the previous year, combined with a significant increase in equity to USD14,938 million as of 30 November 2009 compared with USD8,908 million in the previous year. The latter was largely driven by a recovery in market values of financial investments towards the end of FY 2009.

External Financing Plans

Currently, the AIA Group has no intention to undertake any material external financing transactions at the AIA Group level that would be outside the ordinary course of business.

Contractual Obligations

Commitments under Operating Leases

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
Properties and others
Not later than one year.........................................................................................................	64	69	76
Later than one and not later than five years.....................................................................	121	136	102
Later than five years..............................................................................................................	117	101	94

Total .........................................................................................................................................	302	306	272

The AIA group is the lessee of a number of properties and items of office equipment held under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually reviewed at the end of the lease term to reflect market rates. None of the leases includes contingent rentals.

Investment Commitments

	Year ended 30 November
	2007	2008	2009
	(in US$ millions)
Investment commitments
Not later than one year.........................................................................................................	-	107	90
Later than one and not later than five years.....................................................................	143	51	36
Later than five years..............................................................................................................	-	131	138

Total .........................................................................................................................................	143	289	264

Investment commitments consist of commitments to invest in private equity partnerships.

Contingencies

The AIA Group is subject to regulation in each of the geographical markets in which it operates from insurance, securities, capital markets, pension, data privacy and other regulators and it is exposed to the risk of regulatory actions in response to perceived or actual non-compliance with regulations relating to suitability, sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, denial or delay of benefits and breaches of fiduciary or other duties.

The AIA Group is exposed to legal proceedings, complaints and other actions from its commercial activities including those arising from commercial activities, sales practices, suitability of products, policies and claims.

The AIA Group is the reinsurer in a residential mortgage credit reinsurance agreement covering residential mortgages in Australia. Due to a change in law, further cessions under this contract ended in July 2008. This reinsurance is fully retroceded to a subsidiary of AIG. The AIA Group is exposed to the risk of losses in the event of the failure of the counterparty retrocessionaire to honour its obligations. The principal balance outstanding of mortgage loans to which the reinsurance agreement relates was approximately USD3,588 billion at 30 November 2009 (2008: USD3,147 million, 2007: USD4,507 million). The liabilities and related reinsurance assets, which totalled USD24 million (2008: USD32 million and 2007: USD31 million) respectively arising from these agreements are reflected and presented on a gross basis in accordance with the AIA Group's accounting policies. The AIA Group expects to fully recover any losses arising from this agreement from the retrocessionaire.

The AIA Group provided reinsurance and retrocession of general insurance business which was primarily underwritten in the 1970s and 1980s. In the absence of any claim notifications in the three years ended 30 November 2009, the AIA Group does not expect any further material liabilities to arise. At the time AIA-B was transferred to the AIA Group , AIRCO, the former owner of AIA-B, provided AIA with an uncapped indemnification for losses with respect to claims made before 1 November 2010, arising from underwriting activities of the Bermuda office of AIA-B prior to 28 February 2010.
The AIA Group has issued capital guarantees and minimum guaranteed rates of return ranging from 0 per cent. to 5 per cent. to holders of units of pension funds that have an accumulation value of approximately USD1,260 million (2008: USD1,232 million, 2007: USD1,272 million). It has the ability to reduce the guaranteed rates of return, subject to obtaining approvals of applicable regulators.

OFF-BALANCE SHEET ARRANGEMENTS

Except as described above in "- Contractual Obligations - Commitments under Operating Leases" and the discussion of capital guarantees and minimum guaranteed rates of return the AIA Group has issued to certain holders of units of pension funds in "Contingencies" in this section, the AIA Group has no other material off-balance sheet arrangements.

DISTRIBUTABLE RESERVES

The principal source of income of AIA is dividends from AIA Limited, while the principal capital outflows of AIA will be dividends to shareholders. AIA serves principally as a holding company and will incur certain corporate and listing related expenses.

PROPERTY INTERESTS

As of 30 September 2009, the AIA Group leased a total of approximately 600 properties and owned a total of approximately 150 properties in 15 jurisdictions. As of 30 November 2009, the total market value of its property interests was USD2,413 million, representing less than 3 per cent. of its total assets.

OTHER NON-RECURRING ITEMS

In FY 2009, material non-recurring items comprised restructuring and separation costs of USD89 million.

In FY 2008, material non-recurring items comprised: (i) a USD447 million gain arising on final settlement of the reinsurance recapture; (ii) the release of a withholding tax provision of USD275 million resulting from the clarification of a tax treaty; and (iii) USD10 million of restructuring costs incurred in order to enhance future operational efficiency of corporate operating expenses.

QUANTITATIVE AND QUALITATIVE ANALYSIS ABOUT MARKET RISK

Market risk is the exposure created by potential changes in market prices and rates. The AIA Group is exposed to market risk arising principally from its holding of financial investments. Some of the significant market risks it faces include interest rate risk, foreign exchange risk and equity market risks.

Interest Rate Risk

The AIA Group's exposure to interest rate risk predominantly arises from its investments in long-term fixed income debt securities, which are exposed to fluctuations in interest rates.

Interest rate risk also arises from the AIA Group's insurance and investment contracts with guaranteed and fixed terms, or settlement options available on maturity which carry the risk that interest income and capital redemptions from the financial assets backing the liabilities is insufficient to fund the guaranteed benefits payable as interest rates rise and fall. For other products, including those with participation or investment-linked features, interest rate risk is significantly reduced due to the non-guaranteed nature of additional policyholder benefits.

The AIA Group manages its interest rate risk by generally investing in fixed income assets in the same currencies as those of its liabilities, as well as investing in financial instruments with tenors that broadly match the duration of its liabilities.

The AIA Group also considers the effect of interest rate risk in its overall product strategy. Certain products, such as investment-linked, universal life and participating business contracts, inherently have lower interest rate risk as their design provides flexibility as to crediting rates and policyholder dividend scales.

The table below sets forth the sensitivity of profit and total equity to changes in interest rates. In calculating the sensitivity of debt instruments to changes in interest rates the AIA Group has made assumptions about the corresponding impact on liabilities to policyholders. Assets held to support investment linked contracts have been excluded on the basis that changes in fair value are wholly borne by policyholders. Sensitivity analysis for assets held in participating funds has been calculated after allocation of returns to policyholders using the applicable minimum policyholders' participation ratios. For the purpose of this illustration the impact of possible impairments of financial investments classified as available for sale which may arise in times of economic stress have been ignored, since default events reflect the characteristics of individual issuers. Because the AIA Group's accounting policies lock in interest rate assumptions on policy inception and its assumptions incorporate a provision for adverse deviations, the level of movement illustrated in this sensitivity analysis does not result in loss recognition and so there is no corresponding effect on liabilities.

	30 November 2007		30 November 2008		30 November 2009
	Impact on profit before tax	Impact on total equity (before the effects of taxation)	Impact on profit before tax	Impact on total equity (before the effects of taxation)	Impact on profit before tax	Impact on total equity (before the effects of taxation)
US$ millions
+50 basis points shift in yield curves.......	(45)	(1,130)	(53)	(1,096)	(64)	(1,492)

-50 basis points shift in yield curves.......	45	1,130	53	1,096	64	1,492

Foreign Exchange Rate Risk

Foreign exchange rate risk arises from the AIA Group's operations in multiple jurisdictions in the Asia Pacific region. Foreign exchange rate risk associated with assets and liabilities denominated in non-functional currencies results in gains and losses being recognised in the income statement. Foreign exchange rate risk associated with the retranslation of the net assets of operations with non-U.S. Dollar functional currencies results in gains or losses being recorded directly in total equity.

The AIA Group generally invests in assets denominated in currencies that match its liabilities to avoid currency mismatches. However, for yield enhancement and risk diversification purposes, the AIA Group's business units also invest, in some instances, in instruments in currencies that are different from the originating liabilities. These activities expose the AIA Group to gains and losses arising from foreign exchange rate movements. The AIA Group's business units monitor foreign currency exposures and where these are not consistent with its risk appetite, positions may be closed or hedging instruments may be purchased.

The table below sets forth the sensitivity of the AIA Group's total equity to changes in foreign exchange rates applied to net foreign currency exposures after taking into account the effect of economic hedges of currency risk. While providing economic hedges that reduce net exposure to foreign exchange rate risk, hedge accounting is not applied. Currencies for which net exposure is not significant are excluded from the analysis below. In compiling the table below, the impact of a 5 per cent. strengthening of original currency is stated relative to the functional currency of the relevant operation of the AIA Group. The impact of a 5 per cent. strengthening of the U.S. Dollar is also stated relative to functional currency. Currency exposure reflects the net notional amount of currency derivative positions as well as net equity by currency.

	United States Dollar	Hong Kong Dollar	Thai Baht	Singapore Dollar	Malaysian Ringgit	China Renminbi	Korean Won
	US$ millions
30 November 2009
Equity analysed by original currency........................................	11,824	(410)	2,448	(1,922)	563	704	924
Net notional amounts of currency derivative positions.....................	(3,845)	-	1,256	3,031	-	-	100

Currency exposure............................	7,979	(410)	3,704	1,109	563	704	1,024

5% strengthening of original currency
Impact on profit before tax............	103	(63)	1	11	1	9	2

5% strengthening of the US dollar
Impact on total equity....................	(103)	(9)	(184)	(54)	(28)	(30)	(50)

30 November 2008
Equity analysed by original currency........................................	7,085	(502)	2,113	(1,887)	482	628	598
Net notional amounts of currency derivative positions.....................	(3,316)	-	1,039	2,776	-	-	(96)

Currency exposure............................	3,769	(502)	3,152	889	482	628	502

5% strengthening of original currency
Impact on profit before tax............	31	(66)	1	6	-	7	1

5% strengthening of the US dollar
Impact on total equity....................	(31)	(5)	(156)	(42)	(24)	(28)	(25)

30 November 2007
Equity analysed by original currency........................................	11,387	(15)	2,141	(2,370)	318	355	831
Net notional amounts of currency derivative positions.....................	(2,818)	-	686	2,728	-	-	-

Currency exposure............................	8,569	(15)	2,827	358	318	355	831

5% strengthening of original currency
Impact on profit before tax............	128	(41)	(14)	8	2	8	8

5% strengthening of the US dollar
Impact on total equity....................	(128)	(9)	(141)	(16)	(15)	(14)	(35)

Equity Market Price Risk

Equity market price risk arises from changes in the market value of equity securities and equity funds. With the exception of the AIA Group's holding of shares in AIG, a significant proportion of its equity instruments are either held to back investment-linked contracts, the investment risk in respect of which is wholly borne by policyholders; or in respect of participating business, where investment risks are shared between the AIA Group and its policyholders. Equity securities form a relatively low proportion of the AIA Group's overall non-linked investment portfolio (including participating funds).

For the purpose of illustrating the sensitivity of profit and total equity to changes in equity prices, the impact of possible impairments of financial investments classified as available for sale which may arise in times of economic stress has been ignored and certain assumptions were made about the corresponding impact of asset valuations on liabilities to policyholders. Assets held to support investment-linked contracts have also been excluded on the basis that changes in fair value are wholly borne by policyholders.

	30 November 2007		30 November 2008		30 November 2009
	Impact on profit for the year before tax	Impact on total equity (before the effects of taxation)	Impact on profit for the year before tax	Impact on total equity (before the effects of taxation)	Impact on profit for the year before tax	Impact on total equity (before the effects of taxation)
US$ millions
10 per cent increase in equity prices...........	464	716	204	214	308	314
10 per cent decrease in equity prices.......	(464)	(716)	(204)	(214)	(308)	(314)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Name Susan Henderson
Title Deputy Group Secretary